Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011

Issued:  October 25, 2012

OCTOBER 25, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the audited consolidated financial statements and related notes of Postmedia for the years ended August 31, 2012 and 2011, as well as the audited consolidated financial statements and related notes of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010.  The audited consolidated financial statements of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010, were prepared in accordance with Canadian generally accepted accounting principles – Part V (“Canadian GAAP”) and may not be comparable to the audited consolidated financial statements of Postmedia for the years ended August 31, 2012 and 2011 which are prepared in accordance with Canadian generally accepted accounting principles – Part I, International Financial Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board.  For a detailed explanation of our transition to IFRS please refer to note 25 in the audited consolidated financial statements for the years ended August 31, 2012 and 2011.  The audited consolidated financial statements of Postmedia for the years ended August 31, 2012 and 2011 and the audited consolidated financial statements of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to a number of risks described in the section entitled “Risk Factors”.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.  We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements of information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The audited consolidated financial statements of Postmedia for the years ended August 31, 2012 and 2011 have been prepared in accordance with IFRS and since these are our first consolidated financial statements prepared under IFRS, they have also been prepared in accordance with IFRS 1 – First-time Adoption of IFRS.  In certain aspects US Generally Accepted Accounting Principles as applied in the United States (“US GAAP”) differ from IFRS.  See “Differences between IFRS and US GAAP”.

This management’s discussion and analysis is dated October 25, 2012 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

 Transition to IFRS

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part I (“CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the audited consolidated financial statements for the years ended August 31, 2012 and 2011 are prepared in accordance with IFRS, and since these are our first consolidated financial statements prepared under IFRS, they have also been prepared in accordance with IFRS 1 – First-time Adoption of IFRS.

The significant accounting policies under IFRS are disclosed in note 2 of our audited consolidated financial statements for the years ended August 31, 2012 and 2011.  In addition, note 25 of these audited consolidated financial statements includes an explanation of the transition to IFRS from Canadian GAAP, including reconciliations to IFRS of the results previously reported under Canadian GAAP.

The following table reconciles Canadian GAAP to IFRS and adjusts for the presentation of discontinued operations for our consolidated statement of operations for the three months ended August 31, 2011:

	Canadian GAAP	Discontinued operations	IFRS adjustments	IFRS

Revenues
Print advertising	145,586	(23,303)	-	122,283
Print circulation	58,001	(3,584)	-	54,417
Digital	22,048	(848)	-	21,200
Other	4,703	(452)	-	4,251
Total revenues	230,338	(28,187)	-	202,151
Expenses
Compensation	99,065	(11,915)	(2,405)	84,745
Newsprint	14,055	(1,170)	-	12,885
Distribution	36,002	(5,076)	-	30,926
Other operating	47,253	(7,191)	-	40,062
Operating income before depreciation, amortization and restructuring	33,963	(2,835)	2,405	33,533
Depreciation	7,176	(505)	-	6,671
Amortization	11,399	(172)	-	11,227
Restructuring and other items	2,902	69	-	2,971
Operating income	12,486	(2,227)	2,405	12,664
Interest expense	18,189	(1,733)	-	16,456
Loss on debt repayment	-	-	-	-
Net financing expense relating to employee benefit plans	-	(4)	444	440
Loss on disposal of property and equipment	63	(2)	-	61
Gain on derivative financial instruments	(8,059)	-	-	(8,059)
Foreign currency exchange losses	4,605	(1)	-	4,604
Loss before income taxes	(2,312)	(487)	1,961	(838)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(2,312)	(487)	1,961	(838)
Net earnings from discontinued operations, net of tax of nil	-	487	-	487
Net loss attributable to equity holders of the Company	(2,312)	-	1,961	(351)

The following table reconciles Canadian GAAP to IFRS and adjusts for the presentation of discontinued operations for our consolidated statement of operations for the year ended August 31, 2011:

	Canadian GAAP	Discontinued operations	IFRS adjustments	IFRS

Revenues
Print advertising	674,451	(100,531)	-	573,920
Print circulation	233,984	(14,688)	-	219,296
Digital	90,282	(3,232)	-	87,050
Other	20,408	(1,786)	-	18,622
Total revenues	1,019,125	(120,237)	-	898,888
Expenses
Compensation	423,512	(50,026)	(4,970)	368,516
Newsprint	62,125	(4,702)	-	57,423
Distribution	147,043	(20,218)	-	126,825
Other operating	185,337	(28,415)	-	156,922
Operating income before depreciation, amortization and restructuring	201,108	(16,876)	4,970	189,202
Depreciation	29,199	(2,184)	-	27,015
Amortization	45,893	(684)	-	45,209
Restructuring and other items	42,775	(3,397)	(1,367)	38,011
Operating income	83,241	(10,611)	6,337	78,967
Interest expense	80,315	(8,031)	-	72,284
Loss on debt repayment	11,018	-	-	11,018
Net financing expense relating to employee benefit plans	-	(17)	2,988	2,971
Loss on disposal of property and equipment	175	1	-	176
Loss on derivative financial instruments	21,414	-	-	21,414
Foreign currency exchange gains	(17,960)	1	-	(17,959)
Acquisition costs	1,217	-	-	1,217
Loss before income taxes	(12,938)	(2,565)	3,349	(12,154)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(12,938)	(2,565)	3,349	(12,154)
Net earnings from discontinued operations, net of tax of nil	-	2,565	-	2,565
Net loss attributable to equity holders of the Company	(12,938)	-	3,349	(9,589)

The following table provides our fiscal 2011 quarterly and full year consolidated statements of operations, adjusted for the presentation of discontinued operations, under IFRS:

	Fiscal 2011
	Q1	Q2	Q3	Q4	Total

Revenues
Print advertising	169,197	136,839	145,601	122,283	573,920
Print circulation	56,030	53,522	55,327	54,417	219,296
Digital	22,937	20,836	22,077	21,200	87,050
Other	5,935	3,813	4,623	4,251	18,622
Total revenues	254,099	215,010	227,628	202,151	898,888
Expenses
Compensation	96,886	91,084	95,801	84,745	368,516
Newsprint	16,654	13,391	14,493	12,885	57,423
Distribution	32,819	30,495	32,585	30,926	126,825
Other operating	38,558	40,133	38,169	40,062	156,922
Operating income before depreciation, amortization and restructuring	69,182	39,907	46,580	33,533	189,202
Depreciation	7,140	6,435	6,769	6,671	27,015
Amortization	11,464	11,416	11,102	11,227	45,209
Restructuring and other items	21,239	12,212	1,589	2,971	38,011
Operating income	29,339	9,844	27,120	12,664	78,967
Interest expense	19,341	18,783	17,704	16,456	72,284
Loss on debt repayment	-	-	11,018	-	11,018
Net financing expense relating to employee benefit plans	844	844	843	440	2,971
Loss on disposal of property and equipment	-	-	115	61	176
Loss (gain) on derivative financial instruments	12,950	14,616	1,907	(8,059)	21,414
Foreign currency exchange (gains) losses	(10,157)	(13,101)	695	4,604	(17,959)
Acquisition costs	1,787	(570)	-	-	1,217
Earnings (loss) before income taxes	4,574	(10,728)	(5,162)	(838)	(12,154)
Provision for income taxes	-	-	-	-	-
Net earnings (loss) from continuing operations	4,574	(10,728)	(5,162)	(838)	(12,154)
Net earnings (loss) from discontinued operations, net of tax of nil	1,431	(1,790)	2,437	487	2,565
Net earnings (loss) attributable to equity holders of the Company	6,005	(12,518)	(2,725)	(351)	(9,589)

Future Accounting Standards

The following accounting standards are issued but not yet effective.  We have not yet assessed the impact of the standards or determined whether we will adopt any of the standards earlier than their current effective date, but it is possible that some of these standards could have a material impact on our consolidated financial statements.

IFRS 9 - Financial Instruments

IFRS 9 was issued in November 2009 and contains requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple designation and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carry forward existing requirements in IAS 39 - Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This standard is required to be applied for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

IFRS 10 – Consolidated Financial Statements

IFRS 10 replaces SIC-12 Consolidation – Special Purposes Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Additional IFRS Measures

We use operating income before depreciation, amortization and restructuring, as presented in the consolidated statements of operations for the years ended August 31, 2012 and 2011 and described in note 5 of the audited consolidated financial statements for the years ended August 31, 2012 and 2011, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results as well as the results of its segments and to assess Postmedia’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

We are the largest publisher of paid daily newspapers by circulation in Canada, according to the Newspapers Canada 2011 Circulation Data Report. Our English-language paid daily newspapers have, in total, the highest weekly print readership when compared to the total weekly print readership of English-language paid dailies belonging to each of the other media organizations in Canada, based on the NADbank 2011 survey data. Our business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

During the year ended August 31, 2012, we amended our operating segments to reflect recent changes to the reporting structure and our management team.  The Eastern newspaper operating segment and Western newspaper operating segment have been replaced with one operating segment, the Newspaper operating segment.  Changes in reporting segments are to be applied retroactively; however there was no impact on our segment reporting as the Eastern and Western newspaper operating segments were previously aggregated to form one reportable segment for financial reporting purposes, the Newspaper segment.  The Newspaper segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  Postmedia has other business activities and an operating segment which is not separately reportable and are referred to collectively as the All other category.  Revenue in the All other category primarily consists of advertising and subscription revenue from Infomart and the website canada.com.

On October 18, 2011, we entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties, for a purchase price of $86.5 million.  The Disposed Properties were all within the Newspaper segment.  On November 30, 2011, we completed the Transaction and recorded a gain on sale of the Disposed Properties of $17.1 million.  In accordance with the terms and conditions of the Senior Secured Term Loan Credit Facility (“Term Loan Facility”), on November 30, 2011 the proceeds from the sale of the Disposed Properties were used to make a principal payment of US$84.6 million (CDN$86.5 million) on Tranche C of the Term Loan Facility.  As a result of the Transaction we have presented the results of the Disposed Properties as discontinued operations and as such, the consolidated statement of operations and consolidated statement of comprehensive income for the year ended August 31, 2011 have been revised to reflect this change in presentation.  The consolidated statements of financial position as at August 31, 2011 and September 1, 2010 and consolidated statement of cash flows for the year ended August 31, 2011 have not been revised.  Additional information on the Transaction is available in note 4 of the audited consolidated financial statements for the years ended August 31, 2012 and 2011.

On August 16, 2012, we issued $250.0 million in aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”).  The proceeds from the issuance were used to repay amounts then outstanding on the Term Loan Facility of $238.3 million (US$240.0 million), accrued and unpaid interest of $3.4 million, and transaction fees of $6.6 million.  In conjunction with the refinancing, we settled the foreign currency interest rate swaps associated with the Term Loan Facility for cash consideration of $9.4 million.  During the year ended August 31, 2012, we made total long-term debt repayments related to the Term Loan Facility of $102.0 million (US$100.0 million), prior to the repayment of the Term Loan Facility in its entirety.  In addition, during the year ended August 31, 2012, we repurchased and retired US$6.4 million of the 12.5% Senior Secured Notes due 2018 (the “Second-Lien Notes”) for total cash consideration of $6.3 million (US$6.2 million).  Aggregate long-term debt repayments related to the Term Loan Facility and the Second-Lien Notes, excluding repayments made on refinancing, since the completion of the acquisition of Canwest Limited Partnership in July 2010 total approximately $191 million.

The issuance of the First-Lien Notes and repayment of the Term Loan Facility gave rise to a potential termination event under our existing foreign currency interest rate swap associated with the Second-Lien Notes.  As a result, during August 2012, we paid $0.8 million to amend the terms on a notional amount of US$167.5 million of the foreign currency interest rate swap and subsequent to August 31, 2012  we settled the remaining notional amount of US$97.5 million of the foreign currency interest rate swap for cash consideration of $9.6 million.

On June 26, 2012, we entered into an agreement of purchase and sale to sell the land and building located at 1450 Don Mills Road in Don Mills, Ontario for gross proceeds of $24 million.  The sale closed on October 12, 2012.  The net proceeds from the sale will be used for a mandatory redemption of $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.  The purchase and sale agreement includes a lease-back of the property to Postmedia for a period of 18 to 24 months while new accommodations are readied for relocation.

Selected Annual Information

	Postmedia (1)			Canwest Limited Partnership (1)(2)
($ in thousands of Canadian dollars, except per share information)	For the year ended August 31, 2012	For the year ended August 31, 2011 (4)	For the period of July 13, 2010 to August 31, 2010 (4)	For the period of June 1, 2010 to July 12, 2010 (4)		For the period of September 1, 2009 to May 31, 2010 (4)
(basis of presentation)	IFRS	IFRS	Canadian GAAP	Canadian GAAP liquidation		Canadian GAAP
Revenue	831,877	898,888	122,094	119,229		811,180

Net earnings (loss) from continuing operations	(37,275)	(12,154)	(44,618)	n/a	(3)	94,869
Net loss per share from continuing operations
Basic	$(0.92)	$(0.30)	$(1.11)	n/a	(5)	n/a	(5)
Diluted	$(0.92)	$(0.30)	$(1.11)	n/a	(5)	n/a	(5)

Net earnings (loss) attributible to equity holders of the Company	(23,222)	(9,589)	(44,618)	n/a	(3)	94,869
Net loss per share attributible to equity holders of the Company
Basic	$(0.58)	$(0.24)	$(1.11)	n/a	(5)	n/a	(5)
Diluted	$(0.58)	$(0.24)	$(1.11)	n/a	(5)	n/a	(5)

Total assets	1,044,848	1,180,243	1,266,204	n/a	(3)	n/a	(3)
Total long-term financial liabilities	480,118	586,529	633,090	n/a	(3)	n/a	(3)

Notes:
(1)
The financial data of Postmedia as at and for the period ended August 31, 2010 and the financial data of Canwest Limited Partnership have been prepared in accordance with Canadian GAAP and may not be comparable to the financial data of Postmedia as at and for the years ended August 31, 2012 and 2011 which have been prepared in accordance with IFRS. Additionally, the results of Postmedia for the period ended August 31, 2010 and the results of Canwest Limited Partnership for the periods ending May 31, 2010 and July 12, 2010 have not been restated to reflect the presentation of the Disposed Properties as discontinued operations.

(2)
We have included historical consolidated financial information of Canwest Limited Partnership to provide historical financial data of the operations we acquired. However, Canwest Limited Partnership’s historical financial information is not comparable to our consolidated financial information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.

(3)
Canwest Limited Partnership adopted the liquidation basis of accounting as of May 31, 2010 and, as a result, a consolidated balance sheet was not presented. Therefore total assets and total long-term financial liabilities as at May 31, 2010 and July 12, 2010 have not been presented in the above table.  As Canwest Limited Partnership was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information, which was prepared on a going concern basis, in note 5 of the audited financial statements of Canwest Limited Partnership did not include a provision for income taxes. As a result net loss from continuing operations and net earnings (loss) attributable to equity holders of the Company have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table.

(4)
On November 30, 2011, Postmedia completed the sale of the Disposed Properties. As a result of the sale, Postmedia has presented the results of the Disposed Properties as discontinued operations, and as such the statement of operations for the year ended August 31, 2011 has been revised to reflect this change in presentation. The statement of financial position as at August 31, 2011 and for prior periods has not been revised to reflect this change in presentation. The results of operations presented for Postmedia for the period from July 13, 2010 to August 31, 2010 have not been revised to reflect this change in presentation. Furthermore, the results of operations for Canwest Limited Partnership have not been revised to reflect the change in presentation.

(5)	Net earnings (loss) per share has not been provided for the partnership units of Canwest Limited Partnership.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue is comprised of revenue from national and local display advertising on our newspaper and other websites, including canada.com, and advertising and subscription revenue generated through Infomart, our media monitoring website.

Print advertising revenue was $112.2 million for the three months ended August 31, 2012, representing 59.0% of total revenue.  The following chart summarizes our print advertising revenue by category for the three months ended August 31, 2012 ($ in millions):

Print advertising revenue was $515.0 million for the year ended August 31, 2012, representing 61.9% of total revenue.  The following chart summarizes our print advertising revenue by category for the year ended August 31, 2012 ($ in millions):

Print advertising is influenced by the overall strength of the economy.  In recent years and continuing to date, the economic downturn and structural changes in the industry have driven significant declines in print advertising as well as a continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms such as search and social media websites.  This shift may be permanent.  We expect the print advertising market to remain challenging in fiscal 2013. As a result we are in the process of implementing a three year business transformation project that is expected to significantly reduce operating costs and focus on the development of our digital products.  During the three months and year ended August 31, 2012, we experienced print advertising revenue declines of 8.3% and 10.3%, respectively, as compared to the three months and year ended August 31, 2011.  The decline in print advertising revenue in the three months and year ended August 31, 2012 primarily relates to weakness in the classified and national advertising categories, respectively, which decreased 14.2% and 14.9%, respectively, as compared to the three months and year ended August 31, 2011

Print circulation revenue was $51.2 million and $209.2 million for the three months and year ended August 31, 2012, representing 26.9% and 25.1% of total revenue for such periods, respectively.  Declines in circulation volume have been experienced over the last few years and this trend continued in the current quarter.  Circulation volume decreases have been partially offset by price increases. We expect these trends to continue in fiscal 2013.

Digital revenue was $21.9 million and $89.1 million for the three months and year ended August 31, 2012, representing 11.5% and 10.7% of total revenue for such periods, respectively.  Digital revenues increased 3.5% and 2.3%, respectively, in the three months and year ended August 31, 2012 as compared to the three months and year ended August 31, 2011.  Increases in digital revenue are primarily a result of increases in local digital advertising revenue, partially offset by declines in national digital advertising revenue.  We continue to believe digital revenue represents a future growth opportunity for Postmedia and we continue to focus on various new initiatives in this area.

Our principal expenses consist of compensation, newsprint, and distribution expenses.  These comprised 50.2%, 7.2% and 18.0%, respectively, of total expenses for the three months ended August 31, 2012, and 50.6%, 7.7% and 18.0%, respectively, for the year ended August 31, 2012.  We experienced declines in compensation expenses of 4.0% and 5.5%, in the three months and year ended August 31, 2012, respectively, as compared to the same periods in the prior year.  Newsprint expenses decreased 9.1% and 8.4% for the three months and year ended August 31, 2012, respectively, as compared to same periods in the prior year. Distribution expenses decreased 5.5% and 2.3% for the three months and year ended August 31, 2012, respectively, as compared to same periods in the prior year.

Restructuring and other items expense was $13.0 million and $35.4 million for the three months and year ended August 31, 2012, respectively, and consists of $17.1 million and $39.5 million, respectively, of severance costs, which include both involuntary terminations and voluntary buyouts and a recovery of $4.1 million in the three months and year ended August 31, 2012, which represents a curtailment gain in respect of our pension benefit plans related to such involuntary terminations and voluntary buyouts.  During the third quarter of fiscal 2012, we began implementing the initial phase of a three year business transformation project aimed at significantly reducing legacy newspaper infrastructure costs. As of August 31, 2012 we have implemented initiatives which will result in net annualized cost savings of $37 million. Initiatives include the shutdown of Postmedia News, our proprietary breaking news service, the centralization of editorial production services through Postmedia Editorial Services in Hamilton, Ontario, the streamlining of advertiser flyer insert operations, the cancellation of Sunday editions in three markets due to unprofitability, general staff reductions through voluntary and involuntary buyouts and elimination of unprofitable circulation. These total cost savings represent the initial phase of a three year business transformation program that, in total, is expected to result in net operating cost savings of 15% to 20%.

Our operating results are impacted by variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our daily newspapers and other print publications. It is a commodity that is generally subject to price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $4.0 million on an annualized basis.  We don’t expect a material change in newsprint prices in fiscal 2013.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution costs are fuel costs and circulation and insert volumes.  We are working to reduce distribution costs and expect to see the declines which were realized in fiscal 2012 continue into fiscal 2013.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, significant seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities.  Management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgement in the preparation of our consolidated financial statements.  These accounting estimates are considered critical as changes in the assumptions or estimates selected have the potential to materially impact the consolidated financial statements.  For a summary of our significant accounting policies please refer to note 2 of our audited consolidated financial statements for the years ended August 31, 2012 and 2011.

Impairment of non-financial assets

We test goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are indicators that an impairment may have arisen.  The recoverable amount of goodwill and indefinite life intangible assets are based on the higher of value in use and fair value less cost to sell calculations.  We have computed the fair value less cost to sell of each cash-generating unit using a discounted cash flow model that requires market participant assumptions about future cash flows and discount rates. The future cash flows are based on management’s best estimate considering historical and expected operating plans, current strategies, economic conditions and the general outlook for the industry and markets in which we operate.  The discounted cash flow calculations represent three year projections prepared by management.  Cash flows after the three year projections are extrapolated using industry growth rates.

Employee future benefits

The cost of defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions including the discount rate to measure obligations and the expected long-term rate of return on plan assets, among others.  Due to the complexity of the actuarial valuations and the long-term nature of employee future benefits, the corresponding obligation is highly sensitive to changes in assumptions.  A change in the discount rate used in the valuation of the employee future benefit plans could result in a significant increase or decrease in the valuation of defined benefit obligations, affecting the reported funded status of our plans as well as the net benefit cost in subsequent fiscal years. As at August 31, 2012 a 50 basis-point decrease in the discount rate would increase our defined benefit obligations by $38.5 million and a 50 basis-point increase in the discount rate would decrease our defined benefit obligations by $34.7 million.  Discount rates and the expected return on plan assets compared to the actual return on plan assets are reviewed at each reporting date and corresponding adjustments are recognized in other comprehensive income and deficit.

Operating Results

Postmedia’s operating results for the three months ended August 31, 2012 as compared to the three months ended August 31, 2011

	2012	2011

Revenues
Print advertising	112,157	122,283
Print circulation	51,223	54,417
Digital	21,937	21,200
Other	4,807	4,251
Total revenues	190,124	202,151
Expenses
Compensation	81,367	84,745
Newsprint	11,717	12,885
Distribution	29,218	30,926
Other operating	39,649	40,062
Operating income before depreciation, amortization, and restructuring	28,173	33,533
Depreciation	6,593	6,671
Amortization	10,881	11,227
Restructuring and other items	13,014	2,971
Operating income (loss)	(2,315)	12,664
Interest expense	17,726	16,456
Loss on debt repayment	9,178	-
Net financing expense relating to employee benefit plans	975	440
Loss on disposal of property and equipment and intangible assets	180	61
(Gain) loss on derivative financial instruments	6,628	(8,059)
Foreign currency exchange (gains) losses	(8,651)	4,604
Loss before income taxes	(28,351)	(838)
Provision for income taxes	-	-
Net loss from continuing operations	(28,351)	(838)
Net earnings from discontinued operations, net of tax of nil	-	487
Net loss attributable to equity holders of the Company	(28,351)	(351)

Revenue

Print advertising

Print advertising revenue decreased $10.1 million, or 8.3%, to $112.2 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 6.3%, retail advertising of 7.6%, classified advertising of 14.9%, and insert advertising of 4.3%.  The total print advertising linage and average line rate related to national, retail and classified advertising decreased 8.5% and 0.5% during the three months ended August 31, 2012, respectively, as compared to the three months ended August 31, 2011.  Insert revenue decreases are primarily related to volume decreases of 3.2% during the three months ended August 31, 2012 as compared to the three months ended August 31, 2011.

Print circulation

Print circulation revenue decreased $3.2 million, or 5.9%, to $51.2 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  Net paid circulation decreased 8.0% for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011, offset partially by price increases, resulting in a 5.9% decrease in overall circulation revenue.

Digital

Digital revenue increased $0.7 million, or 3.5%, to $21.9 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  Growth in digital revenue is primarily a result of increases in local digital advertising revenue of $1.7 million, partially offset by declines of $0.4 million in national digital advertising revenue and the loss of $0.4 million associated with a digital sales representation agreement that ended August 31, 2011.

Other

Other revenue increased $0.6 million to $4.8 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.

Expenses

Compensation

Compensation expenses decreased $3.4 million, or 4.0%, to $81.4 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  The decrease is the result of lower salary costs as a result of restructuring initiatives, decreases to our short-term incentive plan awards, decreases in share-based compensation expense, partially offset by increases in employee benefit plan expenses.

Newsprint

Newsprint expenses decreased $1.2 million, or 9.1%, to $11.7 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  Newsprint expense decreases are primarily a result of consumption decreases of 8.4% due to continued usage reduction efforts and lower newspaper circulation volume, combined with a decrease in newsprint cost per tonne of 0.8%.

Distribution

Distribution expenses decreased $1.7 million, or 5.5%, to $29.2 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes, combined with ongoing cost savings initiatives.

Other operating

Other operating expenses decreased $0.4 million, or 1.0%, for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $5.4 million, or 16.0%, to $28.2 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  The decrease relates primarily to decreases in revenue, partially offset by decreases in compensation, newsprint, distribution and other operating expenses, all as discussed above.

Depreciation

Depreciation decreased $0.1 million, or 1.2%, to $6.6 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.

Amortization

Amortization decreased $0.3 million, or 3.1%, to $10.9 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.

Restructuring and other items

Restructuring and other items expense for the three months ended August 31, 2012 increased $10.0 million to $13.0 million as compared to the three months ended August 31, 2011.  Restructuring and other items expense for the three months ended August 31, 2012 consists of $17.1 million relating to severance costs, which include both involuntary terminations and voluntary buyouts and a recovery of $4.1 million which represents a curtailment gain in respect of our pension benefit plans related to such involuntary terminations and voluntary buyouts.  Restructuring and other items expense for the three months ended August 31, 2011 included $3.1 million relating to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $1.1 million which represented curtailment gains in respect of our pension and post-retirement benefit plans related to such involuntary terminations and voluntary buyouts, and $0.9 million of expenses relating to the preparation of a non-offering prospectus and expenses incurred to comply with our contractual obligation to make an exchange offer for the Second-Lien Notes that is registered with the SEC and management oversight expenses of our various restructuring initiatives.

Operating income (loss)

Operating loss was $2.3 million for the three months ended August 31, 2012, compared to operating income of $12.7 million for the three months ended August 31, 2011, as a result of the factors described above.

Interest expense

Interest expense increased $1.3 million, or 7.7%, to $17.7 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.  The increase primarily relates to an acceleration of non-cash interest expense related to unamortized debt issuance costs due to a revised estimate of the expected future cash flows of the Term Loan Facility.

Loss on debt repayment

During the three months ended August 31, 2012, we recorded a non-cash loss on debt repayment of $9.2 million representing unamortized discounts and financing fees related to the repayment of Tranche C of the Term Loan Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased $0.5 million to $1.0 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011.

Loss on disposal of property and equipment and intangible assets

During the three months ended August 31, 2012, we disposed of property and equipment and intangible assets and realized a loss of $0.2 million.  During the three months ended August 31, 2011, we disposed of property and equipment and realized a loss of $0.1 million.

(Gain) loss on derivative financial instruments

Loss on derivative financial instruments for the three months ended August 31, 2012 was $6.6 million as compared to a gain of $8.1 million during the three months ended August 31, 2011.  The loss for the three months ended August 31, 2012 includes a loss of $1.3 million related to the settlement of a cash flow swap designated as a hedge for cash consideration of $0.6 million, a realized loss of $0.8 million which represents a payment made to amend the terms of cash flow swap designated as a hedge, a realized loss of $8.8 million related to the settlement of a fair value swap not designated as a hedge, partially offset by a gain of $2.4 million which occurred prior to the settlement of the fair value swap that was not designated as a hedge and gains of $1.9 million related to variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.  The gain for the three months ended August 31, 2011 included a gain of $3.9 million related to a fair value swap not designated as a hedge, a gain of $5.4 million related to a variable prepayment option embedded derivative on the Second-Lien Notes, partially offset by net cash outflows of $1.2 million related to a contractual cash interest settlement on a fair value swap not designated as a hedge.

Foreign currency exchange (gains) losses

Foreign currency exchange gains for the three months ended August 31, 2012 were $8.7 million as compared to foreign exchange losses of $4.6 million during the three months ended August 31, 2011.  For the three months ended August 31, 2012 foreign currency exchange gains consist primarily of realized gains of $8.4 million related to the repayment of Tranche C of the Term Loan Facility on August 16, 2012 and unrealized foreign currency exchange gains of $0.2 million related to the outstanding principal amount of the Second-Lien Notes which is not subject to hedge accounting. For the three months ended August 31, 2011 foreign currency exchange losses consisted primarily of unrealized losses of $3.9 million related to the outstanding principal amount on Tranche C of the Term Loan Facility which is not subject to hedge accounting and realized losses of $0.6 million on a contractual principal settlement on the foreign currency interest rate swap not designated as a hedge.

Loss before income taxes

Loss before income taxes was $28.4 million for the three months ended August 31, 2012, as compared to $0.8 million for the three months ended August 31, 2011.  The increase in loss before income taxes is primarily the result of decreased operating income, the loss on debt repayment, increased losses on derivative financial instruments, partially offset by increased foreign currency exchange gains.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the three months ended August , 2012 and 2011.  Current taxes recoverable result in an increase to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

Net loss from continuing operations

Net loss from continuing operations was $28.4 million for the three months ended August 31, 2012, as compared to $0.8 million for the three months ended August 31, 2011 as a result of the factors described above in loss before income taxes.

Net earnings from discontinued operations

Net earnings from discontinued operations for the three months ended August 31, 2011 was $0.5 million.  The Transaction was completed on November 30, 2011 and as a result there were no discontinued operations during the three months ended August 31, 2012.

Net loss attributable to equity holders of the Company

Net loss for the three months ended August 31, 2012 was $28.4 million as compared to $0.4 million for the three months ended August 31, 2011.  The increase is due to an increase in net loss from continuing operations and a decrease in net earnings from discontinued operations, both as discussed above.

Postmedia’s operating results for the year ended August 31, 2012 as compared to the year ended August 31, 2011

	2012	2011

Revenues
Print advertising	514,987	573,920
Print circulation	209,177	219,296
Digital	89,076	87,050
Other	18,637	18,622
Total revenues	831,877	898,888
Expenses
Compensation	348,133	368,516
Newsprint	52,628	57,423
Distribution	123,872	126,825
Other operating	162,908	156,922
Operating income before depreciation, amortization, and restructuring	144,336	189,202
Depreciation	26,157	27,015
Amortization	43,566	45,209
Restructuring and other items	35,355	38,011
Operating income	39,258	78,967
Interest expense	65,446	72,284
Loss on debt repayment	9,178	11,018
Net financing expense relating to employee benefit plans	3,900	2,971
Loss on disposal of property and equipment and intangible assets	258	176
(Gain) loss on derivative financial instruments	(8,632)	21,414
Foreign currency exchange (gains) losses	6,383	(17,959)
Acquisition costs	-	1,217
Loss before income taxes	(37,275)	(12,154)
Provision for income taxes	-	-
Net loss from continuing operations	(37,275)	(12,154)
Net earnings from discontinued operations, net of tax of nil	14,053	2,565
Net loss attributable to equity holders of the Company	(23,222)	(9,589)

Revenue

Print advertising

Print advertising revenue decreased $58.9 million, or 10.3%, to $515.0 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 14.2%, retail advertising of 7.7%, classified advertising of 11.7%, and insert advertising of 3.6%.  The total advertising linage and average line rate related to national, retail and classified advertising decreased 8.4% and 3.8% during the year ended August 31, 2012, respectively, as compared to the year ended August 31, 2011.  Insert revenue decreases are primarily related to volume decreases of 2.3% during the year ended August 31, 2012 as compared to the year ended August 31, 2011.

Print circulation

Print circulation revenue decreased $10.1 million, or 4.6%, to $209.2 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  Net paid circulation decreased 7.2% for the year ended August 31, 2012, as compared to the year ended August 31, 2011, offset partially by price increases, resulting in a 4.6% decrease in overall circulation revenue.

Digital

Digital revenue increased $2.0 million, or 2.3%, to $89.1 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  Growth in digital revenue is primarily a result of increases in revenue associated with Infomart of $0.5 million and increases in local digital advertising revenue of $6.5 million, partially offset by declines of $2.2 million in national digital advertising revenue and the loss of $2.8 million associated with a digital sales representation agreement that ended August 31, 2011.

Other

Other revenue was $18.6 million for the years ended August 31, 2012 and 2011.

Expenses

Compensation

Compensation expenses decreased $20.4 million, or 5.5%, to $348.1 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  The decrease is the result of lower salary costs as a result of restructuring initiatives, decreases to our short-term incentive plan awards, decreases in share-based compensation expense, partially offset by increases in employee benefit plan expenses.

Newsprint

Newsprint expenses decreased $4.8 million, or 8.4%, to $52.6 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  Newsprint expense decreases are primarily a result of consumption decreases of 7.2% due to continued usage reduction efforts and lower newspaper circulation volume, combined with a decrease in newsprint cost per tonne of 1.2%.

Distribution

Distribution expenses decreased $3.0 million, or 2.3%, to $123.9 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation and insert volumes, combined with ongoing cost savings initiatives.

Other operating

Other operating expenses increased $6.0 million, or 3.8%, to $162.9 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  Increases in other operating expenses are primarily related to overhead, marketing and promotion, legal and regulatory costs associated with being a public company.  In addition during the year ended August 31, 2012, other operating expenses include a provision of $0.4 million for certain claims asserted against us as compared to a recovery to a previously recorded provision for certain claims asserted against us of $1.5 million in the year ended August 31, 2011.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $44.9 million, or 23.7%, to $144.3 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  The decrease relates primarily to decreases in revenue and increases in other operating expenses, partially offset by decreases in compensation, newsprint and distribution expenses, all as discussed above.

Depreciation

Depreciation decreased $0.9 million, or 3.2%, to $26.2 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.

Amortization

Amortization decreased $1.6 million, or 3.6%, to $43.6 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.

Restructuring and other items

Restructuring and other items expense for the year ended August 31, 2012 decreased $2.7 million to $35.4 million as compared to the year ended August 31, 2011.  Restructuring and other items expense for the year ended August 31, 2012 consists of $39.5 million relating to severance costs, which include both involuntary terminations and voluntary buyouts and a recovery of $4.1 million which represents a curtailment gain in respect of our pension benefit plans related to such involuntary terminations and voluntary buyouts.  Restructuring and other items expense for the year ended August 31, 2011 included $38.5 million related to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $3.7 million which represented curtailment gains in respect of our pension and post-retirement benefit plans related to such involuntary terminations and voluntary buyouts, and $3.2 million of expenses relating to the preparation of a non-offering prospectus and expenses incurred to comply with our contractual obligation to make an exchange offer for the Second-Lien Notes that is registered with the SEC and management oversight expenses of our various restructuring initiatives.

Operating income

Operating income was $39.3 million for the year ended August 31, 2012, as compared to $79.0 million for the year ended August 31, 2011, as a result of the factors described above.

Interest expense

Interest expense decreased $6.8 million, or 9.5%, to $65.4 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.  The decrease relates to the lower effective interest rate in the year ended August 31, 2012 as a result of refinancing on April 4, 2011 as well as the overall reduction in the Term Loan Facility due to principal repayments made throughout the year ended August 31, 2011 and the year ended August 31, 2012.

Loss on debt repayment

During the year ended August 31, 2012 we recorded a non-cash loss on debt repayment of $9.2 million representing unamortized discounts and financing fees related to the repayment of Tranche C of the Term Loan Facility.  During the year ended August 31, 2011 we recorded a loss on debt prepayment of $11.0 million.  This included cash costs of $1.4 million incurred on the repayment of debt and a non-cash loss of $9.6 million of unamortized discounts and financing fees related to the repayment of the US and Canadian  Tranches of the Term Loan Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased $0.9 million to $3.9 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011.

Loss on disposal of property and equipment and intangible assets

During the year ended August 31, 2012, we disposed of property and equipment and intangible assets and realized a loss of $0.3 million.  During the year ended August 31, 2011, we disposed of property and equipment and realized a loss of $0.2 million.

(Gain) loss on derivative financial instruments

Gain on derivative financial instruments for the year ended August 31, 2012 was $8.6 million as compared to a loss of $21.4 million during the year ended August 31, 2011.  The gain for the year ended August 31, 2012 includes a gain of $13.4 million which occurred prior to the settlement of a fair value swap that was not designated as a hedge, gains of $9.6 million related to variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes, partially offset by a loss of $1.9 million related to the settlement of cash flow swaps designated as a hedge for cash consideration of $1.3 million, a realized loss of $0.8 million which represents a payment made to amend the terms of cash flow swap designated as a hedge, a realized loss of $8.8 million related to the settlement of the fair value swap not designated as a hedge and net cash outflows of $2.8 million related to contractual cash interest settlements on a fair value swap not designated as a hedge.  The loss for the year ended August 31, 2011included a loss of $16.9 million related to a fair value swap that was not designated as a hedge, net cash outflows of $4.2 million related to contractual cash interest settlements on a fair value swap not designated as a hedge, a loss of $1.8 million which represents a payment made to amend the terms of our fair value swap that was not designated as a hedge, partially offset by a gain of $1.5 million related to a variable prepayment option embedded derivative on the Second-Lien Notes.

Foreign currency exchange (gains) losses

Foreign currency exchange losses for the year ended August 31, 2012 were $6.4 million as compared to gains of $18.0 million during the year ended August 31, 2011.  For the year ended August 31, 2012 foreign currency exchange losses consist primarily of net realized losses of $6.3 million related to repayments of Tranche C of the Term Loan Facility, realized losses of $0.8 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge, partially offset by unrealized gains of $0.5 million related to the outstanding principal amount of the Second-Lien Notes which is not subject to hedge accounting.  For the year ended August 31, 2011 foreign currency exchange gains consisted primarily of net realized gains of $26.9 million related to the US Tranche that was repaid on April 4, 2011.  Partially offsetting these gains were unrealized losses of $5.7 million related to the outstanding principal amount on Tranche C which is not subject to hedge accounting and realized losses of $2.2 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge.

Acquisition costs

During the year ended August 31, 2011, we incurred additional net acquisition costs of $1.2 million related to the July 13, 2010 acquisition of the Canwest Limited Partnership.  These costs were expensed as they were not directly related to either the issuance of debt or equity.

Loss before income taxes

Loss before income taxes was $37.3 million for the year ended August 31, 2012, as compared to $12.2 million for the year ended August 31, 2011.  The increase in loss before income taxes is primarily the result of decreased operating income, increased foreign currency exchange losses, decreased interest expense, partially offset by increased gains on derivative financial instruments, all as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the year ended August 31, 2012 and 2011.  Current taxes recoverable result in an increase to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

Net loss from continuing operations

Net loss from continuing operations was $37.3 million for the year ended August 31, 2012, as compared to $12.2 million for the year ended August 31, 2011 as a result of the factors described above in loss before income taxes.

Net earnings from discontinued operations

Net earnings from discontinued operations for the year ended August 31, 2012 was $14.1 million and includes a $17.1 million gain on sale of discontinued operations and an allocation of $6.4 million of interest expense representing an accelerated amortization of debt issuance costs related to the debt repayment of $86.5 million described earlier.  The Transaction was completed on November 30, 2011, as a result there were no discontinued operations for the three months ended February 29, 2012, May 31, 2012 and August 31, 2012, as such the earnings are not comparable to the net earnings from discontinued operations of $2.6 million for the year ended August 31, 2011.

Net loss attributable to equity holders of the Company

Net loss for the year ended August 31, 2012 was $23.2 million as compared to $9.6 million for the year ended August 31, 2011.  The increase in net loss is due to the increase in net loss from continuing operations partially offset by the increase in net earnings from discontinued operations both as discussed above.

Postmedia’s segment operations for the three months and year ended August 31, 2012 as compared to the three months and year ended August 31, 2011

	For the three		For the year
	months ended		ended
	August 31,		August 31,
	2012	2011	2012	2011

Revenues
Newspaper	182,503	193,762	800,186	864,143
All other	8,593	9,297	35,672	38,710
Intersegment elimination	(972)	(908)	(3,981)	(3,965)
	190,124	202,151	831,877	898,888
Expenses
Newspaper	150,924	152,642	645,542	655,214
All other	8,861	7,623	27,543	25,548
Corporate	3,138	9,261	18,437	32,889
Intersegment elimination	(972)	(908)	(3,981)	(3,965)
	161,951	168,618	687,541	709,686
Operating income (loss) before depreciation, amortization, and restructuring
Newspaper	31,579	41,120	154,644	208,929
All other	(268)	1,674	8,129	13,162
Corporate	(3,138)	(9,261)	(18,437)	(32,889)
	28,173	33,533	144,336	189,202

Newspaper

Revenue for the Newspaper segment decreased $11.3 million and $64.0 million, or 5.8% and 7.4%, during the three months and year ended August 31, 2012, respectively, as compared to the three months and year ended August 31, 2011.  The decreases in revenue are due to decreases in print advertising revenue of $10.1 million and $58.9 million for the three months and year ended August 31, 2012 as compared to the three months and year ended August 31, 2011, respectively, and decreases in print circulation revenue of $3.2 million and $10.1 million, respectively, both as discussed previously, partially offset by increases in digital revenue which were primarily a result of increased newspaper digital advertising revenue.  Newspaper digital advertising revenue increased $1.7 million and $5.3 million, or 13.6% and 10.6%, during the three months and year ended August 31, 2012, respectively, as compared to the three months and year ended August 31, 2011 primarily due to increases in local digital advertising revenue as discussed previously.

Expenses for the Newspaper segment decreased $1.7 million and $9.7 million, or 1.1% and 1.5%, during the three months and year ended August 31, 2012, respectively, as compared to the three months and year ended August 31, 2011.  The $1.7 million decrease in expenses for the three months ended August 31, 2012 as compared to the three months ended August 31, 2011 is primarily due to a newsprint expense decrease of $1.2 million, distribution expense decreases of $1.7 million, partially offset by an increase in centralized service costs of $1.0 million.  The $9.7 million decrease in expenses for the year ended August 31, 2012 as compared to the year ended August 31, 2011 is primarily due to the impact of restructuring and cost reduction initiatives implemented during the year ended August 31, 2011.  In particular compensation expense decreased $10.1 million, newsprint expense decreased $4.8 million and distribution expense decreased $3.0 million.  Partially offsetting these decreases were increases in centralized service costs of $6.7 million.

Operating income before depreciation, amortization and restructuring for the Newspaper segment decreased $9.5 million and $54.3 million to $31.6 million and $154.6 million for the three months and year ended August 31, 2012, respectively, as compared to the three months and year ended August 31, 2011. The decrease is due to the decrease in revenue, partially offset by reduced expenses, both as described above.

All other

Operating income before depreciation, amortization and restructuring for the All other category decreased $1.9 million and $5.0 million to a loss of $0.3 million and income of $8.1 million for the three months and year ended August 31, 2012, respectively, as compared to the three months and year ended August 31, 2011.  The decreases are due to decreased digital advertising revenues of $0.8 million and $3.9 million in the three months and year ended August 31, 2012, respectively, which were primarily related to decreases in national digital advertising revenue and the loss of a digital sales representation agreement both as discussed previously, combined with increased expenses of $1.2 million and $2.0 million for the three months and year ended August 31, 2012, respectively, as compared to the three months and year ended August 31, 2011.

Corporate

Corporate expenses decreased $6.1 million and $14.5 million to $3.1 million and $18.4 million for the three months and year ended August 31, 2012, respectively, as compared to the three months and year ended August 31, 2011.  The decreases are primarily due to decreased compensation costs of $5.8 million and $15.6 million in the three months and year ended August 31, 2012, respectively, primarily as a result of a decrease in share-based compensation expense and an increase in employee benefit plan cost allocations to the Newspaper segment, partially offset by increased legal and regulatory costs associated with being a public company.

Consolidated quarterly financial information

	Fiscal 2012				Fiscal 2011
($ in thousands of Canadian dollars, except per share information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	190,124	212,021	198,642	231,090	202,151	227,628	215,010	254,099

Net earnings (loss) from continuing operations	(28,351)	(12,137)	(11,065)	14,278	(838)	(5,162)	(10,728)	4,574
Net earnings (loss) per share from continuing operations
Basic	$(0.70)	$(0.30)	$(0.27)	$0.35	$(0.02)	$(0.13)	$(0.27)	$0.11
Diluted	$(0.70)	$(0.30)	$(0.27)	$0.35	$(0.02)	$(0.13)	$(0.27)	$0.11

Net earnings (loss) attributible to equity holders of the Company	(28,351)	(12,137)	(11,065)	28,331	(351)	(2,725)	(12,518)	6,005
Net earnings (loss) per share attributible to equity holders of the Company
Basic	$(0.70)	$(0.30)	$(0.27)	$0.70	$(0.01)	$(0.07)	$(0.31)	$0.15
Diluted	$(0.70)	$(0.30)	$(0.27)	$0.70	$(0.01)	$(0.07)	$(0.31)	$0.15

Cash flows from operating activities	(7,472)	24,046	16,045	9,922	(5,187)	39,236	9,185	(4,615)

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our asset-based revolving credit facility (“ABL Facility”) will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements for the foreseeable future. However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”.  Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from other newspapers and alternative forms of media and competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites.  Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL Facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements.  See “Risk Factors”.  As at August 31, 2012, no amounts were drawn under the ABL Facility. As discussed in “Overview and Background”, on August 16, 2012 we refinanced our Term Loan Facility and as a result have eliminated financial maintenance covenants and reduced our mandatory long-term debt repayments.

As part of our annual budgeting process, management projects capital expenditures for the forthcoming fiscal year. Each project is subject to a detailed review on a case by case basis prior to approval. Investment projects must achieve an acceptable return on investment and generally are expected to demonstrate a payback period of no more than three years. In certain instances where there are strategic considerations, a longer timeframe may be considered.  For the year ending August 31, 2013, we expect our major non-operating cash requirements to include discretionary capital expenditures of approximately $18 million to $22 million and contractual principal repayments of long-term debt to total approximately $32 million, which includes $23.2 million related to the net proceeds from the sale of the land and building located at 1450 Don Mills Road in Don Mills, Ontario as discussed previously.

Sources of Cash

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three months and year ended August 31, 2012, our cash flows from operating activities were outflows of $7.5 million and inflows of $42.5 million, respectively (2011 – outflows of $5.2 million and inflows of $38.6 million, respectively).  Cash flows from operating activities decreased $2.3 million for the three months ended August 31, 2012, as compared to the three months ended August 31, 2011, due to declines in operating income partially offset by a decrease in non-cash working capital.  Cash flows from operating activities increased $3.9 million for the year ended August 31, 2012, as compared to the year ended August 31, 2011, due to a decrease in non-cash working capital, partially offset by declines in operating income.  As at August 31, 2012 we had cash of $22.2 million (August 31, 2011 - $10.5 million) and our ABL facility was undrawn.  Availability under the ABL facility as at August 31, 2012 was $23.3 million (August 31, 2011 - $37.3 million).

Cash flows from investing activities

For the three months and year ended August 31, 2012, our cash flows from investing activities were outflows of $4.2 million and inflows of $72.4 million, respectively (2011 –  outflows of $7.2 million and $19.2 million, respectively).  The cash outflows from investing activities during the three months and year ended August 31, 2012 include capital expenditures related to property and equipment of $2.6 million and $8.2 million, respectively (2011 - $4.7 million and $11.7 million, respectively) and intangible asset expenditures of $1.6 million and $6.7 million, respectively (2011 - $2.5 million and $8.7 million, respectively).  The cash inflows during the year ended August 31, 2012, include the net proceeds from the sale of discontinued operations of $87.3 million.  In the three months and year ended August 31, 2012, we received nominal proceeds on the sale of property and equipment and intangible assets (2011 - nominal and $1.2 million, respectively).

Uses of Cash

Cash flows from financing activities

Cash flows from financing activities for the three months and year ended August 31, 2012, were inflows of $5.1 million and outflows of $103.2 million, respectively (2011 – outflows of $8.2 million and $49.2 million, respectively), and were related to our indebtedness as discussed below.

Indebtedness

On August 16, 2012, we issued $250.0 million in aggregate principal amount of First-Lien Notes, before financing fees of $6.6 million. The net proceeds from issuance were used to repay amounts then outstanding on the Term Loan Facility of $238.3 million (US$240.0 million).  In conjunction with the refinancing, we settled the foreign currency interest rate swaps associated with the Term Loan Facility (see “Derivative Financial Instruments”).  As of August 31, 2012, we have $250.0 of First-Lien Notes outstanding and US$268.6 million of Second-Lien Notes outstanding (August 31, 2011 - US$275.0 million).

Excluding the repayments related to the refinancing on August 16, 2012 discussed above, during the three months August 31, 2012 no mandatory and optional principal repayments were made on our Term Loan Facility (2011 - $8.0 million (US$8.2 million).  During the year ended August 31, 2012, we made mandatory and optional principal repayments on the Term Loan Facility of $102.0 million (US$100.0 million), which includes the required repayment due to the sale of the Disposed Properties discussed earlier in “Overview and Background” (2011 - $47.4 million (US$45.5 million and CDN$2.8 million).  During the year ended August 31, 2012 we repurchased and retired US$6.4 million of the Second-Lien Notes for total cash consideration of $6.3 million (US$6.2 million).  We did not retire any of the Second-Lien Notes during the year ended August 31, 2011.  On April 4, 2011, we entered into an agreement to amend certain terms of the Term Loan Facility.  As a result, amounts then outstanding under Term Loan Facility including the US Tranche of $238.0 million (US$247.0 million) and the Canadian Tranche of $107.3 million were repaid and replaced with Tranche C.  Tranche C was issued for US$365.0 million (CDN$351.7 million) at a discount of 0.25% for net proceeds of $350.8 million, before financing fees of $5.4 million.

During the year ended August 31, 2011 we made a payment on a capital lease of $1.8 million.

The following tables set out the principal and carrying amount of debt outstanding as at August 31, 2012 and August 31, 2011.  The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on foreign exchange rates specified in our foreign currency swap agreements for swapped debt and at the closing foreign exchange rate on August 31, 2012 and August 31, 2011, respectively, for our non-swapped debt.

	August 31, 2012
($ in thousands of Canadian dollars)	Principal Outstanding (US$ Debt translated at swapped or period end rates)	Principal Outstanding (US$ Debt translated at period end exchange rates)	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$250.0M)	250,000	250,000	5,866	244,134
Second-Lien Notes (swapped) (US$265.0M)	274,275	261,211	8,904	252,307
Second-Lien Notes (non-swapped) (US$3.6M)	3,583	3,583	122	3,461
	527,858	514,794	14,892	499,902

	August 31, 2011
($ in thousands of Canadian dollars)	Principal Outstanding (US$ Debt translated at swapped or period end rates)	Principal Outstanding (US$ Debt translated at period end exchange rates)	Financing fees, discounts and other	Carrying Value
Term loan - Tranche C (swapped) (US$228.1M)	233,679	223,426	13,325	210,101
Term loan - Tranche C (non-swapped) (US$111.9M)	109,598	109,598	6,537	103,061
Second-Lien Notes (swapped) (US$275.0M)	284,625	269,335	10,199	259,136
	627,902	602,359	30,061	572,298

Financial position as at August 31, 2012 compared to August 31, 2011

($ in thousands of Canadian dollars)	August 31, 2012	August 31, 2011

Current assets	127,199	150,822
Total assets	1,044,848	1,180,243
Current liabilities	159,293	148,255
Total liabilities	811,093	864,963
Shareholders' equity	233,755	315,280

The decrease in our current assets at August 31, 2012 as compared to August 31, 2011 is due to a decrease in accounts receivable, prepaid expenses and other assets and the sale of the current assets of the Disposed Properties, partially offset by an increase in cash.  Total assets at August 31, 2012 decreased compared to August 31, 2011, due to the decrease in current assets previously described, the sale of the long-term assets of the Disposed Properties, reductions to the carrying amount of property and equipment and intangible assets as a result of depreciation and amortization recorded during the year ended August 31, 2012, partially offset by an increase in the fair value of derivative financial instruments assets primarily related to our embedded derivatives.  Current liabilities have increased due to increased restructuring liabilities as a result of our current cost saving initiatives and increased current portion of long term-debt, partially offset by the sale of the current liabilities of the Disposed Properties.  The decrease in total liabilities is due to principal repayments on long-term debt, the settlement of and decreases in the fair value of derivative financial instruments liabilities, partially offset by increases in other non-current liabilities due to an increase in the carrying value of our employee benefit plans, combined with the increase in current liabilities previously described.

Financial Instruments and Financial Instruments Risk Management

Risk Management

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. We use derivative financial instruments to hedge certain foreign currency and interest rate risk exposures, all of which qualify for hedge accounting as at August 31, 2012.

Current risk management techniques utilized include monitoring fair value of derivative financial instruments, fair value of publicly traded debt, foreign exchange rates and interest rates with respect to interest rates and foreign currency risk, aging analysis and credit reviews for credit risk and cash flow projections for liquidity risk. Our enterprise risk management process is managed by a risk oversight committee comprised of senior executives of Postmedia.

Derivative financial instruments

We have a foreign currency interest rate swap related to the Second-Lien Notes with a notional amount outstanding at August 31, 2012 of US$265.0 million (2011- US$275.0 million), a fixed currency exchange rate of US$1:$1.035 and a fixed interest rate of 14.78% and a termination date of July 15, 2014, which includes a final exchange of the notional amount.  We have designated this instrument as a hedge and utilize cash flow hedge accounting in our consolidated financial statements.  On January 20, 2012, in conjunction with the retirement of US$6.2 million of the Second-Lien Notes as described under “Indebtedness” above, we settled a notional amount US$10.0 million of this foreign currency interest rate swap for cash consideration of $0.6 million.  On August 16, 2012, the issuance of the First-Lien Notes and the repayment of the Term Loan Facility, as described earlier, gave rise to a potential termination event under the foreign currency interest rate swap agreement.  As a result we entered into negotiations to amend the terms of the existing agreement.  During August 2012, we amended the agreement on a notional amount of US$167.5 million for cash consideration of $0.8 million and in September 2012, we unwound the remaining notional amount of US$97.5 million, for cash consideration of $9.6 million.  As a result, as at September 30, 2012, we have a foreign currency interest rate swap related to the Second-Lien Notes with a notional amount outstanding of US$167.5 million, a fixed currency exchange rate of US$1:$1.035 and a fixed interest rate of 14.78% and a termination date of July 15, 2014, which includes a final exchange of the notional amount.

On August 16, 2012, in conjunction with the repayment of the Term Loan Facility we settled, for cash consideration of $8.8 million, the amortizing foreign currency interest rate swap which hedged the principal payments on a notional amount of US$139.5 million (August 31, 2011 - US$180.0 million) on Tranche C at a fixed currency exchange rate of US$1:$1.035 until July 2014 and converted the interest rate on the notional Canadian principal amount to bankers’ acceptance rates plus 7.07%.  We had not designated this instrument as a hedge and accordingly did not use hedge accounting for this instrument.

On August 16, 2012, in conjunction with the repayment of the Term Loan Facility we settled, for cash consideration of $0.6 million, the amortizing foreign currency interest rate swap which hedged the principal payments on a notional amount of US$40.8 million (August, 31, 2011 - US$48.1 million) on Tranche C, at a fixed currency exchange rate of US$1:$0.9845 and a fixed interest rate of 8.66% until May 2015.  We had designated this instrument as a hedge and utilized cash flow hedge accounting in our financial statements.

Foreign currency risk

As discussed above we enter into transactions to reduce foreign currency risk exposure on our US dollar denominated long-term debt in order to meet our goal of largely eliminating our exposure to foreign currency fluctuations.  On August 16, 2012 we repaid Tranche C of our Term Loan Facility in its entirety which was denominated in US dollars and replaced it with the First-Lien Notes which are denominated in Canadian dollars, thereby, permanently reducing our exposure to foreign currency risk on approximately half of our long-term debt.  As at August 31, 2012, through our foreign currency interest rate swaps described above we had hedged foreign currency risk on 99% of our US dollar denominated debt, (August 31, 2011- 82%).  As at August 31, 2012, we were still exposed to foreign currency risk on the non-swapped portion of the Second-Lien Notes of US$3.6 million, representing 1% of our aggregate outstanding US dollar denominated debt.  As at August 31, 2012, a $0.01 change in the period end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant, would have resulted in a nominal increase or decrease to the statement of operations (2011 - $0.9 million).  As described above, in September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap associated with the Second-Lien Notes which resulted in exposure to foreign currency risk on the non-swapped portion of the Second-Lien Notes of US$101.1 million as at September 30, 2012.

Interest rate risk

We have no significant interest bearing assets.  Our interest rate risk arises from borrowings at fixed rates which expose us to fair value interest rate risk as well as borrowings at variable rates which would expose us to cash flow interest rate risk.  On August 16, 2012, as a result of the repayment of the Term Loan Facility and settlement of related foreign currency interest rate swaps we eliminated all cash flow interest rate risk except for any amounts which may be drawn under the ABL Facility in the future. As at August 31, 2012, we held $515.0 million of debt subject to fair value interest rate risk and no debt subject to cash flow interest rate risk as the ABL Facility is undrawn (August 31, 2011 - $316.5 million and $285.9 million, respectively). In order to manage our interest rate risk objective of setting primarily all future payments in fixed Canadian dollars we use foreign currency interest rate swaps.

During the year ended August 31, 2012, if interest rates on long-term debt had been 100 basis points higher or lower, with all other variables held constant, interest expense would have been $2.2 million higher or lower (2011 - $3.5 million).

Credit risk

Credit risk is the risk of financial loss to Postmedia if a customer or counterparty to a financial asset fails to meet its contractual obligations.  As at August 31, 2012, no individual balance represented a significant portion of our accounts receivable.  We establish an allowance for doubtful accounts based on the specific credit risk of our customers and historical trends.  The allowance for doubtful accounts amounted to $3.2 million as at August 31, 2012 (August 31, 2011 – $2.7 million).

We continuously monitor the financial condition of our customers, review the credit history of each customer, review the aging of accounts receivable, evaluate significant individual credit risk accounts and utilize each customer’s historical experience in order to both grant credit and set up our allowance for doubtful accounts.  If such collectability estimates prove inaccurate, adverse adjustments to future operating results could occur and could be material.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due or the risk that those financial obligations have to be met at excessive cost.  We manage this exposure by using cash on hand and cash flow forecasts and by deferring or eliminating discretionary spending.  We have an ABL Facility with a maximum availability of $45 million, which is described in note 14 of our audited consolidated financial statements for the years ending August 31, 2012 and 2011, resulting in an availability of $23.3 million as of August 31, 2012 (August 31, 2011 – $37.3 million).

Our obligations under firm contractual arrangements, including commitments for future payments under capital lease arrangements, operating lease arrangements, and pension funding agreements and debt and swap agreements as of August 31, 2012 are as follows:

	2013	2014	2015	2016	2017	Thereafter
Finance lease	-	-	-	-	-	1,560
Operating leases and other	23,894	22,013	17,537	15,447	13,168	31,270
Estimated employee benefit plan funding obligations (1)	24,240	22,371	22,546	22,740	22,974	N/A
Long-term debt (2)	32,153	12,500	12,500	12,500	180,347	264,794
Interest on long-term debt (2)	47,483	51,391	49,785	48,796	51,819	33,099
Cash outflow on derivative financial instruments (3)	40,645	314,698	-	-	-	-
Cash inflow on derivative financial instruments (3)	(32,651)	(293,862)	-	-	-	-
	135,764	129,111	102,368	99,483	268,308	330,723

Notes:
(1)
Reflects expected contributions to our defined benefit pension plans, post-retirement benefit plans and other long-term employee benefit plans.  Information for our pension funding obligations are based upon our unfiled actuarial valuation dated December 31, 2011, assuming no solvency relief and does not include calculations of our pension funding obligations beyond fiscal 2017.  Future required payments will be material.

(2)
Long-term debt and interest on long-term debt consist of only the mandatory contractual payments, which includes the $23.2 million related to the net proceeds from the sale of the land and building located at 1450 Don Mills Road in Don Mills, Ontario as discussed previously.  US Dollar long-term debt and the related interest payments have been converted to Canadian dollars using the closing exchange rate as at August 31, 2012 and are calculated at the fixed interest rates underlying the obligation.

(3)
Cash outflows and inflows on derivative financial instruments represent contractual future cash payments based on fixed interest rates and have been converted to Canadian dollars using the closing exchange rate on August 31, 2012. During September 2012, we settled a notional amount of US$97.5 million of the derivative financial instruments which has not been reflected in 2013 in the above table.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Differences between IFRS and US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with IFRS, which differs in certain respects from US GAAP.  The significant differences are discussed in detail in note 26 of our audited consolidated financial statements for the years ending August 31, 2012 and 2011.

Risk Factors

The risks and uncertainties described below are those we currently believe to be material, but should not be considered exhaustive.  If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows and consequently the price of our Shares, the First-Lien Notes and Second-Lien Notes could be materially and adversely affected.

Risks Relating to Our Business

Competition from other newspapers and alternative forms of media may impair our ability to generate advertising and circulation revenue.

Participants in the newspaper publishing industry depend primarily upon advertising sales, paid subscriptions and single copy newspaper sales in order to generate revenue. Competition for advertising, subscribers, readers and distribution is intense and comes primarily from television; radio; local, regional and national newspapers; magazines; free publications; direct mail; digital media; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, including digital media competitors such as search and social media, and this shift may be permanent. Participants in the digital media industry also depend upon the sale of advertisements and paid subscriptions in order to generate revenue. The digital media industry experiences additional competitive challenges because barriers to entry are low and geographic location is less relevant.

The cost of advertising in alternative forms of media such as those described above may decline, and the ease of producing advertising for alternative media might improve. Similarly, participants in alternative media platforms may improve their ability to target specific audiences and therefore become a more attractive media for advertisers. These circumstances could result in our newspaper or online media not being as competitive as they are currently in relation to these alternative forms of media. In order to respond to changing circumstances, the costs of producing or promoting editorial content may increase, or we may need to reduce our advertising and/or subscription rates, either of which could adversely affect our financial performance. Increased competition could also lead to additional expenditures for editorial content and marketing.

In addition, there is increasing consolidation in the Canadian newspaper publishing and other media industries, and competitors increasingly include market participants with interests in multiple media. These competitors may be more attractive than we are to certain advertisers because they may be able to bundle advertising sales across newspaper, television and internet platforms. Some of these competitors also have access to greater financial and other resources than we do.

Our ability to continue to compete successfully in the newspaper and online media industries and to attract advertising dollars, subscribers and readers will depend upon a number of factors, including:

•	our continued ability to offer high-quality editorial content;

•	the variety, quality and attractiveness of our products and services;

•	the pricing of our products and services;

•	the platforms on which our products and services are offered;

•	the manner in which we market and promote our products and services;

•	the effectiveness of the distribution of our products and services;

•	our customer service; and

•	the emergence of technologies resulting in further shifts, which may be permanent, from newspaper advertising to advertising in other formats, including new media outlets.

These factors are largely dependent upon on our ability to:

•	identify and successfully respond to changes in technology, customer trends and preferences and online digital platforms such as search and social media;

•	develop new products across our business lines;

•	protect our intellectual property and avoid infringing the intellectual property rights of others;

•	avoid damage to our brands or reputation;

•	appeal to many demographics; and

•	expand into new distribution channels, particularly with respect to digital media and online products.

There can be no assurance that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. In addition, there can be no assurance that we will be able to compete successfully with existing or potential competitors, or that increased competition will not have an adverse effect on our business, financial condition or results of operations.

Advertising revenue is the largest component of our revenues and our advertising revenue is influenced by prevailing economic conditions and the prospects of our advertising customers. Advertising revenue has been declining since 2009.

We generate revenue primarily from the sale of advertising. Advertising revenue, including both print and digital advertising, represented 69.4% of our consolidated revenues in the year ended August 31, 2012 (August 31, 2011 – 70.6%).

Advertising revenue is affected in part by prevailing economic conditions. Adverse economic conditions generally, and downturns in the Canadian economy specifically, have a negative impact on the Canadian advertising industry and, consequently, on our financial prospects. We have been experiencing a decline in advertising revenue since 2009.

Advertising revenue has also been affected by a structural shift within the industry from print advertising to digital advertising. A March 2012 study from the Pew Research Center in the United States found that, based on thirty-eight U.S. newspapers and interviews with executives from twelve companies, newspapers are losing seven dollars in print advertising for every one dollar they are gaining in new digital revenue.  The ratio of print revenue losses to digital revenue gains for us is currently higher than such study, which demonstrates the difficulty in replacing print revenue with digital revenue.

Our advertising revenue is also dependent on the prospects of our advertising customers. Certain of our advertising customers operate in industries that may be cyclical or sensitive to general economic conditions, such as the automobile, financial, employment, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment industries. Advertising customers could alter their spending priorities and reduce their advertising budgets in the event of a downturn in their business or prospects which would have an adverse effect on the revenue we generate from advertising. In addition, because a substantial portion of our revenue is derived from retail advertisers, our business, financial condition and results of operations would also be adversely affected by a further downturn in the retail sector.

A further reduction in our advertising revenues could result from:

•	the continuing shift from newspaper advertising to advertising in other formats, including new media outlets, which shift may be permanent;

•	a continued decline in economic conditions;

•	a decline in the circulation volume of our newspapers, which decline may be permanent;

•	a decline in popularity of our editorial content or perceptions about our brands;

•	a change in the demographic makeup of the populations to which our newspapers are targeted;

•
the activities of our competitors, including increased competition from other forms of advertising-based media (e.g., magazines, radio and television broadcasters, cable television, direct mail and electronic media), and online digital platforms such as search and social media; and

•	a decline in the amount spent on advertising in general or in particular industries such as those discussed above.

To the extent the current negative economic conditions continue or worsen and the structural shifts in advertising revenue and circulation continue, our business and advertising revenues will continue to be adversely affected, which would in turn adversely impact our operations and cash flows.

Failure to fulfill our strategy of building our digital media and online businesses would adversely affect our business prospects.

The competitive environment in which we operate demands, and our future growth strategies incorporate, the development of our digital media and online businesses. We believe the consumer preference for digital media and online products will accelerate as younger, more technologically savvy customers make up a greater portion of our potential customer base. In order for our digital media and online businesses to succeed, we must invest time and significant resources in them, to, among other things:

•	accelerate the evolution of existing products (such as local newspaper websites and national content channels);

•	develop new digital media and online products (such as redesigned classified sites in automotive, employment and real estate categories);

•	develop new content channels (such as mobile optimized formats, online video capabilities and content and e-reader devices);

•	attract and retain talent for critical positions;

•	transform our organization and operating model to grow our digital media and online business;

•	continue to develop and upgrade our technologies and supporting processes to distinguish our products and services from those of our competitors;

•	sell advertising in significant markets, and be a compelling choice for advertisers online;

•	attract and retain a base of frequent, engaged visitors to our websites; and

•	continuously advance our digital offerings based on fast-moving trends that may pose opportunities as well as risks (e.g., e-readers and mobile applications).

No assurance can be provided that we will be successful in achieving these and other necessary objectives or that our digital media and online businesses will be profitable or successful. Our failure to adapt to new technology or delivery methods, or our choice of one technological innovation over another, may have an adverse impact on our ability to compete for new customers or to meet the demands of our existing customers. If our digital media and online businesses are not successful, we could lose significant opportunities for new advertising revenue from digital sources while also losing advertising revenue from traditional sources due to the reallocation from print to digital advertising currently taking place. If we are not successful in achieving our digital media and online objectives, our business, financial condition and prospects would be materially adversely affected.

Our failure to maintain our print and online newspaper readership and circulation levels would limit our ability to generate advertising and circulation revenue.

Our ability to attract advertisers and thereby generate revenue and profits is dependent in large part upon our success in attracting readership of the newspapers and online publications that we publish. Readership and to a lesser extent circulation volume are the key drivers of advertising prices and revenue in the Canadian news and newspaper information industry.

We believe reader acceptance is a function of the editorial and advertising content being offered and is influenced by a number of factors, including:

•	reviews of critics, promotions, the quality and acceptance of other competing editorial content in the marketplace;

•	the availability of alternative forms of news and other editorial content;

•	the availability of alternative forms of media technologies, such as the internet and other new media formats, that are often free for users;

•	a growing preference among some customers to receive all or a portion of their news from sources other than from a newspaper;

•	increases in subscription and newsstand rates;

•	general economic conditions, including the resulting decline in consumer spending on discretionary items such as newspapers;

•	public tastes and perceptions generally; and

•	other intangible factors.

Circulation volumes of our newspapers have been declining in both the home delivered and single copy distribution channels. The rate of circulation decline could increase due to changing media consumption patterns of our readers or other factors, and these declines may be permanent. If we are unable to stop these declines or if the rate of decline were to accelerate, it will result in lower readership and circulation levels and, consequently, may lead to decreased advertising and other revenues.

Although we make significant investments in the editorial content of our newspapers, there can be no assurance provided that our newspapers will maintain satisfactory readership or circulation levels and any decrease in such levels may be permanent. In addition, factors affecting our readership levels could change rapidly, and many of the changes may be beyond our control and permanent. Loss of readership could have a material adverse effect on our ability to generate advertising and circulation revenue.

Because a high percentage of our operating expenses are fixed, a decrease in advertising revenue could have a negative impact on our results of operations.

Newspaper publishing is both capital and labour intensive and, as a result, newspapers have relatively high fixed cost structures. Advertising revenue, on which we rely for a majority of our revenue, may fluctuate due to a variety of factors whereas our expenses do not vary significantly with the increase or decrease in advertising revenue. As a result, a relatively small change in advertising revenue could have a disproportionate effect on our results of operations. For example, during periods of economic contraction, our advertising revenue may decline while most costs remain fixed, resulting in decreased earnings, as has been evident in the current economic environment.

The financial difficulties of certain of our contractors and vendors could have a negative impact on our results of operations.

The financial difficulties that some of our contractors and vendors may face, including one or more contractor or vendor bankruptcies due to poor economic conditions, may cause them to fail to provide us with products and/or services or may increase the cost of the products and services that they provide us. We may be unable to procure replacement products and/or services from other contractors or vendors in a timely and efficient manner and on acceptable terms, or at all. Any material change in these relationships, such as increased pricing, could have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flow.

We compete with alternative emerging technologies and anticipate that we will be investing a significant amount of capital to address continued technological development.

The media industry is experiencing rapid and significant technological changes that have resulted in the development of alternative means of editorial content distribution. The continued growth of the internet has presented alternative content distribution options that compete with traditional media for advertising revenue. We may not be able to compete successfully with existing or newly developed alternative distribution technologies, or may be required to acquire, develop or integrate new technologies in order to compete. The cost of the acquisition, development or implementation of any such new technologies could be significant, and our ability to fund such implementation may be limited. In addition, even if we were able to fund such an implementation, we may be unable to implement any such technologies successfully. Any such event could have a material adverse effect on our business, financial condition or results of operations.

In addition, the continuing growth and technological expansion of internet-based services has increased existing competitive pressure on our businesses. As web-based and digital formats grab an increasingly larger share of consumer readership, we may lose customers or fail to attract new customers if we are not able to transition and update our publications and other products to these new and evolving formats. Furthermore, to the extent that advertisers continue to shift advertising dollars to new media outlets, which shift may be permanent, advertising revenues will decrease even if we are able to maintain our current share of print media advertising dollars. The increased competition may have a material adverse effect on our business and financial results.

We may not be able to achieve a profitable balance between circulation levels and advertising revenues.

We must balance our circulation levels with our advertising revenue objectives. This balancing necessitates a continuous effort that varies by publication and requires effective management of the circulation rate, the addition of new subscribers through cost-effective marketing methods and effective advertising operations. To maintain our readership and circulation rates, it may be necessary to incur additional costs that we may not be able to recover through circulation and advertising revenues. No assurance can be provided that we will be able to add and retain a sufficient number of newspaper subscribers in an economically efficient manner. Failure to do this could require reductions of our circulation rate or the elimination of certain products, which would negatively affect our advertising revenues and could materially and adversely affect our results of operations and financial condition.

We may not realize our anticipated cost savings from cost savings initiatives and any failure to manage costs would hamper profitability.

The level of our expenses impacts our profitability. Because of general economic and business conditions and our operating results, we have taken steps to lower operating costs by implementing cost savings initiatives including various transformation projects. We have recently completed a restructuring program designed to reduce costs which consisted of certain transformation projects that resulted in voluntary and involuntary buyout programs. We are currently implementing the initial phase of a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs. Initiatives include the shutdown of Postmedia News, our proprietary breaking news service, the centralizing of editorial production services through Postmedia Editorial Services in Hamilton, the streamlining of advertiser flyer insert operations, and the cancellation of Sunday editions in three markets due to unprofitability. We also intend to explore opportunities to reduce product costs by optimizing our distribution footprint, production schedules and shared distribution. We will continue to explore strategic initiatives, including additional transformation projects.

Estimates of cost savings are inherently uncertain, and we may not be able to achieve cost savings or expense reductions within the time frame we have projected or at all. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In particular, certain of our collective bargaining agreements limit our ability to achieve operating efficiencies by limiting our ability to implement strategic initiatives. In addition, our implementation of these initiatives has and is expected to require upfront costs. There can be no assurance that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

Our revenue, which is generated primarily from advertisers, is subject to significant seasonal variations, which may increase our borrowing needs at various points in the year.

Our revenue has experienced, and is expected to continue to experience, significant seasonal variances due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our revenue is lowest during the fourth quarter of our fiscal year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to increased borrowing needs at certain points within the year. As a result, we may use amounts available under our ABL Facility to mitigate the impact of short-term fluctuations in cash flow, which could consequently leave us in a more constrained liquidity position.

Our intellectual property rights are valuable, and any inability to protect them or liability for infringing the intellectual property rights of others could reduce the value of our services and our brands.

We rely on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect our intellectual property rights. However, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, acquiring and maintaining domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights, or independently developing intellectual property that is similar to ours, particularly in those countries that do not protect our proprietary rights as fully as in Canada. The use of our intellectual property by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our businesses. If it became necessary to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

We have obtained and applied for several Canadian and foreign service mark and trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in Canada and in other countries could limit our ability to protect our trademarks and impede our marketing efforts in those jurisdictions.

We cannot be certain that our intellectual property does not and will not infringe the intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert resources and the efforts of our personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and to cease using certain trademarks or copyrights or making or selling certain products, or to redesign or rename some of our products or processes to avoid future infringement liability. Any of the foregoing could cause us to incur significant costs.

We maintain many well-known mastheads, consumer brands and trademarks, damage to the reputation of any of which could have an adverse impact upon our business, financial performance or results of operations.

The mastheads, brand names and trademarks that we own are well-known to consumers and are important in maintaining existing business and sourcing new business, as our ability to attract and retain customers is in part dependent upon our external perceptions, the quality of our products and services and our integrity. Damage to the reputation of any of these brands or negative publicity or perceptions about us could have an adverse impact upon the business, financial performance or results of operations.

We may be adversely affected by variations in the cost and availability of newsprint.

Newsprint is our largest raw material expense, representing approximately 7.7% of total operating costs in the year ended August 31, 2012 (August 31, 2011 – 8.1%). Newsprint is a commodity and, as such, price varies considerably from time to time as a result of, among other factors, foreign currency exchange fluctuations and supply shortfalls. The price of newsprint can increase as a result of various factors, including consolidation in the newsprint industry, which has resulted in a smaller number of suppliers and reduced competition on price among them, and declining newsprint supply as a result of mill closures and conversions to other grades of paper. Changes in newsprint prices can significantly impact our operating results. We would expect a $50 per tonne increase or decrease in the price of newsprint to affect our operating expenses by approximately $4.0 million on an annualized basis. There can be no assurance that we will not be exposed to increased newsprint costs, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if newspaper suppliers experience labour unrest, transportation difficulties or other supply disruptions, our ability to produce and deliver newspapers could be impaired and the cost of the newsprint could increase, both of which would negatively affect our operating results.

We rely upon information systems and technology and other manufacturing systems, disruptions to which could adversely affect our operations.

Our newspaper and digital media and online operations rely upon information technology systems, and other complex manufacturing systems, in order to produce and distribute our products. Our information technology and manufacturing systems may be vulnerable to unauthorized access, computer viruses, system failures, human error, natural disasters, fire, power loss, communications failure or acts of sabotage or terrorism. If a significant disruption or repeated failure were to occur, our business or revenue could be adversely affected. There may also be significant costs incurred as a result of such disruptions or failures that adversely affect our financial performance or capital expenditure levels.

Our operations could be adversely affected by labour disruptions, and labour agreements limit our ability to achieve operating efficiencies.

Approximately 37% of our employees were employed under 25 separate collective agreements as of August 31, 2012. Certain collective agreements include provisions that could impede restructuring efforts, including work force reduction and centralization initiatives. Furthermore, a majority of our collective agreements contain provisions restricting outsourcing and may also contain provisions that will impact future cost savings initiatives. Earlier this year there was a lock out of certain Teamsters bargaining units in Montreal covering approximately 20 full-time equivalent employees (“FTEs”). Operations continued during the lock out with no production issues. The lock out ended on March 4, 2012 after the union and ourselves reached a mutually acceptable new agreement. We are currently not in any negotiations however agreements covering approximately 161 FTEs will expire on December 31, 2012. Our remaining agreements will expire in 2013 and 2014, with the exception of one agreement that will expire in 2017.

There can be no assurance provided that any of these collective agreements will be renewed on satisfactory terms or at all. Labour organizing activities could result in additional employees becoming unionized, which could result in higher ongoing labour costs and reduced flexibility in running our operations. In addition, labour disruptions or grievances could also affect our operations and certain unions have filed grievances against us alleging violations of one or more provisions of the applicable collective agreements. There can be no assurance provided that we will not experience other labour disruptions, or that a material grievance will not be decided against us, or that we will not experience other forms of labour protest. Any strike, lock out or other form of labour disruption could have a material adverse effect on our business, financial condition or results of our operations.

Equipment failure may have a material adverse effect.

There is a risk of equipment failure, primarily related to our printing facilities, due to wear and tear, latent defect, design error or operator error, among other things, which could have a material adverse effect on us. Although our printing facilities have generally operated in accordance with expectations, there can be no assurance that they will continue to do so. There may also be significant costs incurred as a result of such disruptions or failures that adversely affect our financial performance or capital expenditure levels.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our business or operations in the future.

We are subject to a variety of laws and regulations concerning emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation and management of contaminated sites, or otherwise relating to protection of the environment and employee health and safety. Environmental laws and regulations and their interpretation have become increasingly more stringent, and we may incur additional expenses to comply with existing or future requirements. If we fail to comply with environmental or health and safety requirements we could incur monetary fines, civil or criminal sanctions, third-party claims or cleanup obligations or other costs. In addition, our compliance with environmental and health and safety requirements could restrict our ability to expand our operations or require us to install costly pollution control equipment, incur other significant expenses or modify our printing processes.

We use and store hazardous substances such as inks and solvents in conjunction with our operations at our printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of our properties. Some of our printing and other facilities are located in areas with a history of long-term industrial use, and they may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, we have had contamination resulting from leaks and spills at some of our locations. We have not conducted environmental site assessments with respect to all of our owned and leased facilities, and where such assessments have been conducted, they may not have identified all potential causes of environmental liability. There can be no assurance provided that remediation costs or potential claims for personal injury or property or natural resource damages resulting from any newly-occurring or newly-discovered contamination will not be material, or that a material environmental condition does not otherwise exist at any of our properties.

Our editorial content may be controversial and may result in litigation.

We have had, in the ordinary course of our business, and expect to continue to have, litigation claims filed against us, most of which are claims for defamation arising from the publication of our editorial content. While we maintain insurance in respect of claims for defamation, some claims made against us may not be insured or may result in costs above our coverage limits. In the event that a judgment is rendered against us, there can be no assurance that our insurance coverage will cover that particular loss.

We are currently involved in unresolved litigation matters.

On May 25, 2011, we were made aware of an application (the “CEP Application”) brought on April 20, 2011 by the Communications, Energy and Paperworkers’ Union of Canada, Local 145 (the “CEP”) against the Minister of Canadian Heritage and official languages (“Minister of Heritage”) under the Federal Courts Act seeking an order to quash his decision not to conduct a review of the Acquisition under the Investment Canada Act and seeking an order for such a review to be conducted by the Minister of Heritage. In the alternative, the CEP Application seeks an order directing the Minister of Heritage to reconsider his decision not to review the Acquisition, together with directions for the reconsideration. On March 15, 2012, CEP amended its application. The amended application is confined to requesting that the Minister of Heritage (a) determine whether he is satisfied that we are, in fact, a non-Canadian controlled entity; and (b) if he is so satisfied, review the Acquisition for whether it is likely to be of net benefit to Canada based on the factors articulated in section 20 of the Investment Canada Act. The application is scheduled for hearing on January 8, 2013. We are of the view that we are a Canadian controlled entity for purposes of the Investment Canada Act and, as such, we are not subject to the Investment Canada Act and, if necessary, we intend to defend our interests in connection with these proceedings.

If the court were to grant the relief requested by CEP, then, subject to appeal, the Minister of Heritage would be required to determine whether we are, in fact, a non-Canadian controlled entity and, if he so concludes, to review the Acquisition under the Investment Canada Act and decide whether he is satisfied that the Acquisition is likely to be of net benefit to Canada based on, among other things, the information contained in an application for review and any written undertakings given by the applicant in connection therewith. If the Minister of Heritage is not satisfied that the Acquisition is likely to be of net benefit to Canada, the relevant non-Canadian investor would be required to divest itself of control of the Canadian business pursuant to Section 24 of the Investment Canada Act.

CEP further alleges that newspapers owned by Postmedia do not meet the definition of  “Canadian newspapers” for purposes of the Tax Act, but for a grace period that ran until July 31, 2011 and that it is unlikely that Postmedia will be able to meet that requirement by the end of that grace period. However, Postmedia believes that, upon the listing of the Shares on the TSX on June 14, 2011, its newspapers met the definition of  “Canadian newspapers” for the purposes of the Tax Act.

Failure to comply with “Canadian newspaper” status would materially affect our financial results and our business prospects.

Under the Tax Act, generally no deduction is allowed for an outlay or expense for advertising space in an issue of a newspaper for an advertisement directed primarily to a market in Canada, unless the issue is a “Canadian issue” of a “Canadian newspaper.”

In order to qualify as a “Canadian issue”, the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada. Issues of our newspapers currently meet these criteria.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. We publish our newspapers directly. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), we must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by persons or partnerships who could not themselves hold the right to produce and publish issues of a “Canadian newspaper”, including by citizens or subjects of a country other than Canada.

In addition, under the share ownership requirements, at least 75% of a non-public corporation’s voting shares and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more Qualifying Public Corporations. Upon the listing of Postmedia Network Canada Corp’s shares on the Toronto Stock Exchange, it became a Qualifying Public Corporation. As Postmedia Network Inc. is a direct, wholly-owned subsidiary of Postmedia Network Canada Corp., our newspapers qualify as “Canadian newspapers”.

Issues of our newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

There can be no assurance that issues of the newspapers published or produced by us will continue to be “Canadian issues” of “Canadian newspapers” under the Tax Act, or that Canadian federal income tax laws respecting the treatment of deductibility of advertising expenses incurred in relation to “Canadian issues” of “Canadian newspapers” will not be changed in a manner which adversely affect us.

If our newspapers cease to be “Canadian newspapers” for purposes of the Tax Act, it is expected that our advertising revenue will decline significantly, which would have a material adverse effect on our business, financial condition and results of operations.

The collectability of accounts receivable could deteriorate to a greater extent than provided for in our financial statements.

In the normal course of business, we are exposed to credit risk for accounts receivable from our customers. Our accounts receivable are carried at net estimated realizable value and our allowance for doubtful accounts has been determined based on several factors, including the aging of accounts receivable, evaluation of significant individual credit risk accounts and historical experience. If such collectability estimates prove inaccurate, adverse adjustments to future operating results could occur and could be material.

We may have goodwill and intangible asset impairment charges

At August 31, 2012, we had goodwill and other intangible assets of $601.4 million. We conduct annual impairment testing to determine if we will be able to recover all or a portion of the carrying value of goodwill and indefinite-lived intangibles. In addition, we are required to review goodwill and indefinite-lived intangible assets for impairment more frequently if impairment indicators arise. If the fair value is insufficient to recover the carrying value of are goodwill and indefinite-lived intangibles, we may be required to record a material non-cash charge to the statement of operations.

The fair values of our cash-generating units under IFRS and reporting units under US GAAP generally are based on discounted cash flow projections. The discounted cash flow projections are based on management’s best estimates considering historical and expected operating plans, economic conditions, and general outlook for the industry and geographic markets in which we operate. The discount rates used are based on an industry based debt/equity ratio and consider the risk free rate, risk premium and size premium for possible variations from management’s projections. The terminal value used in the discounted cash flow projections is the value attributed to the operations beyond the projected discrete period using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects.

As disclosed in note 26 to our audited consolidated financial statements for the years ended August 31, 2012 and 2011, we concluded that under US GAAP certain indefinite life intangible assets related to the Newspaper operating segment were impaired. The effect on US GAAP net loss for the year ended August 31, 2012 was to increase net loss by $30.0 million. The effect on the consolidated statement of financial position as at August 31, 2012 under US GAAP was to decrease intangible assets by $30.0 million with a corresponding increase to deficit.

We monitor impairment indicators on a quarterly basis. Significant changes in market conditions, and estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value, may give rise to impairments in the period that the change becomes known and such impairments could have a material adverse effect on our results of operations.

Disruptions in the credit markets could adversely affect the availability and cost of short-term funds for liquidity requirements, and could adversely affect our access to capital or our ability to obtain financing at reasonable rates and refinance existing debt at reasonable rates or at all.

If internal funds are not available from our operations, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets could adversely affect our ability to access additional funds in the capital markets or draw on or refinance our existing or any future credit facilities. Although we believe that our operating cash flow and access to capital and credit markets, including funds from our ABL Facility (which, as of August 31, 2012, was undrawn and had availability of $23.3 million), will give us the ability to meet our financial needs for the foreseeable future, there can be no assurance provided that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity. If this should happen, we may not be able to put alternative credit arrangements in place or without a potentially significant increase in our cost of borrowing. As of August 31, 2012, we had the Canadian equivalent of a carrying amount of $499.9 million outstanding under our respective debt agreements, consisting of $244.1 million in respect of the First-Lien Notes and $255.8 million in respect of the Second-Lien Notes. The US dollar denominated Second-Lien Notes have been converted to Canadian dollars at the closing rate as announced by the Bank of Canada as at August 31, 2012. No assurance can be provided that we will be able to refinance our indebtedness on attractive terms or at all.

We may be adversely affected by the availability and terms of our insurance policies.

We carry liability, property and casualty insurance and director and officer liability insurance coverage subject to certain deductibles, limits and exclusions which we believe are customary or reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that: (i) such insurance coverage will continue to be offered on economically feasible terms, (ii) all events which could give rise to a loss or liability will be insurable, or (iii) the amounts of insurance coverage will at all times be sufficient to cover each and every material loss or claim which may occur involving our assets or operations.

Our underfunded registered pension plans or our inability to make required cash contributions to our pension plans could have a material adverse effect on us, our business, cash flows, operations and financial condition.

We maintain several defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to our employees. Provincial pension legislation requires that the funded status of registered defined benefit pension plans be determined on both a going concern basis (which essentially assumes the pension plan continues indefinitely) and a solvency basis (which essentially assumes a cessation of a pension plan, and is based on statutory requirements). Based on our most recently filed actuarial valuations as of December 31, 2010, the aggregate going concern unfunded liability was approximately $32.4 million and the aggregate wind up deficiency (which essentially assumed that all of the pension plans terminated on their actuarial valuation dates) was approximately $76.6 million. We expect that on the next valuation the aggregate wind up deficiency will be significantly higher, though the going concern unfunded liability will improve. The actual funded status of our pension plans and our contribution requirements are dependent on many factors, including regulatory developments and changes to legislation, changes to the level of benefits provided by the plans, actuarial assumptions and methods used, changes in plan demographics and experience, and changes in the economic conditions, such as the return on fund assets and changes in interest rates and other factors. Additionally, significant changes in investment performance or in a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change to the expected rate of return on plan assets. Significant variations in pension performance could produce volatility in our reported results, and significant underfunding in our pension plans could necessitate higher company contributions to those plans, which could have a material effect on our cash flows, liquidity and financial condition.

The 2012 Ontario Budget announced a proposed extension to the 2009 solvency relief measures to plan sponsors in light of the pension funding challenges that resulted from declines in long-term interest rates and low investment returns. Although the final regulations have not been published, we may implement such solvency relief measures when adopted, which would reduce the amount of funding contributions that we would be required to make in the short term, but could increase aggregate contributions over the long term.

Significant changes in pension fund investment performance or assumptions relating to pension costs may have a material effect on the valuation of pension obligations, the funded status of pension plans and our pension cost.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. A change in the discount rate could result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net pension cost in subsequent fiscal years. Similarly, changes in the expected return on plan assets can result in significant changes to the net pension cost of subsequent fiscal years.

We may be adversely affected by foreign exchange fluctuations.

As of August 31, 2012, approximately 51% of the outstanding principal of our long-term debt is denominated in US dollars and interest, principal and premium, if any, on such borrowings must be paid in US dollars. Through the use of foreign currency interest rate swaps we have hedged foreign exchange rate risk on 99% of our US dollar-denominated debt as at August 31, 2012 (August 31, 2011 – 82%) but no assurance can be given that any such hedging will be successful. We are still exposed to counterparty risk on the hedged portion and to foreign exchange rate risk on the unhedged portion of the Second-Lien Notes of US$3.6 million as at August 31, 2012 (August 31, 2011 – nil). During September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap associated with the US dollar-denominated Second-Lien Notes which resulted in an unhedged portion of the Second-Lien Notes of US$101.1 million as at September 30, 2012.   The remaining outstanding foreign currency interest rate swap of US$167.5 million terminates on July 15, 2014.  The Second-Lien notes have a principal amount outstanding of US$268.6 million and mature on July 15, 2018.  Accordingly we may be exposed to additional foreign exchange risk if we are unable to amend existing swap agreements or enter into new swap agreements when the foreign currency interest rate swap terminates on July 15, 2014. Upon termination of this foreign currency interest rate swap, our exposure to foreign currency risk may increase significantly. Canadian currency is volatile and may retain the same or higher levels of volatility in the coming years. As a result, we have significant exposure to foreign exchange rate risk.

Our distribution costs could increase due to increases in fuel prices.

Although we do not incur significant fuel related distribution costs directly, our third-party distributors are adversely affected by rising fuel costs. Significant increases in fuel prices could result in increased fees paid to our distributors in the form of fuel subsidies or surcharges. Significant increases in fuel prices could result in material increases to our distribution expenses which could result in an adverse effect to our financial condition and results of operations.

We outsource certain aspects of our business to third-party vendors that may fail to reduce costs and may subject us to risks, including disruptions in our business and increased costs.

We continuously seek to make our cost structure more efficient and to focus on our core strengths. These efforts include contracting with other companies to perform functions or operations that, in the past, we have performed ourselves. We currently rely on partners or third-party service providers for services such as the provision of advertising production, certain of our printing operations and call center services, and we may outsource additional business functions in the future. Although we believe that outsourcing will result in lower costs and increased efficiencies, this may not be the case. Because these third parties may not be as responsive to our needs as we might be ourselves or they experience problems to their own operations beyond our control, outsourcing increases the risk of disruption to our operations. If we are unable to effectively utilize, or integrate with, our outsource providers, or if these partners or third-party service providers experience business difficulties or are unable to provide business services as anticipated, we may need to seek alternative service providers or resume providing these business processes internally, which could be costly and time-consuming and have a material adverse effect on our operating and financial results.

Our business may suffer if we are not able to retain and attract sufficient qualified personnel, including key managerial, editorial, technical, marketing and sales personnel.

We operate in an industry where there is intense competition for experienced personnel. We depend on our ability to identify, recruit, hire, train, develop and retain qualified and effective personnel. Our future success depends in large part upon the continued contribution of our senior management and other key employees. A loss of a significant number of skilled managerial, editorial or technical personnel would have a negative effect on the quality of our products. Similarly, a loss of a significant number of experienced and effective marketing and sales personnel would likely result in fewer sales of our products and could materially and adversely affect our results of operations and financial condition. Our ability to identify, recruit, hire, train, develop and retain qualified and effective personnel depends on numerous factors, including factors that we cannot control, such as competition and conditions in the local employment markets in which we operate. The loss of the services of any of our senior management or other key employees could harm our business and materially and adversely affect our ability to compete in our markets. Although we have employment agreements with certain members of senior management and key employees, those individuals may choose to terminate their respective employment at any time, and any such termination may have a material adverse effect on our business.

Increases in sales and other taxes could reduce our revenues and impact profit and cash flows.

In the markets in which we operate, some or all of our products are subject to local and national sales taxes and other taxes such as value-added taxes. Increases in taxes may have a negative effect on the sales of our products. Effective July 1, 2010, the Harmonized Sales Tax resulted in an additional 7% tax on newspapers sold in British Columbia. Higher taxes also may reduce profit margins on our products if we are unable to pass on the increase to our customers.

The occurrence of natural or man-made disasters could disrupt the marketing and promotion and delivery of our products and services, and adversely affect our financial condition and results of operation.

The success of our businesses is largely contingent on the availability of direct access to customers. As a result, any event that disrupts or limits our direct access to customers or disrupts our ability to rely on delivery services would materially and adversely affect our business. We are exposed to various risks arising out of natural disasters, as well as man-made disasters, including acts of terrorism and military actions. The threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business from those areas. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. In addition, increased energy costs, strikes and other labour-related supply chain disruptions could adversely affect our business. A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us.

We have become subject to the requirements of Regulation 52-109 on Certification of Disclosure in Issuers’ Annual and Interim Filings and the Sarbanes Oxley Act and must devote time and resources to maintain compliance.

As a result of listing our shares on the TSX and our SEC-registered exchange offer for the Second-Lien Notes in the year ended August 31, 2011 and ongoing reporting requirements in the indenture governing the Second-Lien Notes, we are subject to the requirements of Regulation 52-109 and the Sarbanes Oxley Act, which requires, among other things, public companies to maintain disclosure controls and procedures to ensure timely disclosure of material information, and for foreign private issuers like ourselves, to have management review the effectiveness of those controls on an annual basis. These requirements may place a strain on our systems and resources. Sarbanes-Oxley also requires public companies to have and maintain internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements and to have management review the effectiveness of those controls on an annual basis following the filing of a company’s first annual report. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to maintain an effective system of internal controls, we may not be able to provide timely and reliable financial reports.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our business could be adversely affected by a change of laws.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations or policies and changes to the treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or pay penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Risks Related to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

As of August 31, 2012, total carrying value of amounts outstanding under our respective debt agreements was $499.9 million, and we had availability of $23.3 million under our ABL Facility.

Subject to the limits contained in the credit agreement governing the ABL Facility, the indenture that governs the First-Lien Notes, the indenture that governs the Second-Lien Notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the First-Lien Notes, Second-Lien Notes and other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the ABL Facility, are at variable rates of interest;

•	limiting the flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture that governs the First-Lien Notes, the indenture that governs the Second-Lien Notes and the credit agreement governing the ABL Facility contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debts.

Despite our current level of indebtedness, we may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

Our operating subsidiary may be able to incur significant additional indebtedness in the future. Although the indenture that governs the First-Lien Notes, the indenture that governs the Second-Lien Notes and the credit agreement that governs the ABL Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these exceptions could be substantial. We may be able to issue additional First-Lien Notes under the indenture under certain circumstances, and may be able to incur other indebtedness that ranks equally with the First-Lien Notes. Additionally, the ABL Facility provides commitments of up to $60 million in the aggregate, subject to the Borrowing Base and excess availability requirements. All of those borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we and our operating subsidiary now face could intensify.

The terms of the ABL Facility, the First-Lien Notes and the Second-Lien Notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the First-Lien Notes, the indenture that governs the Second-Lien Notes and the credit agreement governing the ABL Facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock;

•	make loans and investments;

•	sell assets;

•	incur certain liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting any subsidiary’s ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

There are limitations on our ability to incur the full $60 million of commitments under the ABL Facility. Availability will be limited to the lesser of the Borrowing Base and $60 million, in each case subject to reduction for a required excess availability amount of $15 million. The Borrowing Base is calculated on a monthly (or more frequently under certain circumstances) valuation of eligible accounts receivable. As a result, access to credit under the ABL Facility is potentially subject to significant fluctuation, depending on the value of the Borrowing Base eligible assets as of any measurement date. The ABL Facility provides the lenders considerable discretion to impose reserves, which could materially impair the amount of borrowings that would otherwise be available. There can be no assurance provided that the lenders under the ABL Facility will not impose such actions during the term of the ABL Facility and further, were they to do so, the resulting impact of this action could materially and adversely impair our ability to make interest payments on indebtedness. The inability to borrow under the ABL Facility may adversely affect our liquidity, financial position and results of operations. As at August 31, 2012, no amounts were drawn under the ABL Facility and we had availability of $23.3 million.

A breach of the covenants under the indenture that governs the First-Lien Notes, the indenture that governs the Second-Lien Notes or under the credit agreement that governs the ABL Facility could result in an event of default under the applicable indebtedness. Such default may allow our creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Facility would permit the lenders under the ABL Facility to terminate all commitments to extend further credit under such facility. Furthermore, if we are unable to repay the amounts due and payable under the ABL Facility, the First-Lien Notes or the Second-Lien Notes, the applicable lenders could proceed against the collateral granted to such lenders to secure the indebtedness under the applicable facility. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

The ABL Facility contains restrictions on the ability to amend the First-Lien Notes and Second-Lien Notes.

The ABL Facility will restrict amendments to the First-Lien Notes and Second-Lien Notes to the extent such amendment, modification or waiver could reasonably be expected to be adverse in any material respect to the lenders under the ABL Facility. These restrictions could impact our ability to amend any provision of the indenture for the First-Lien Notes or the indenture governing the Second-Lien Notes, particularly since it may be difficult to determine whether an amendment is adverse to the lenders under the ABL facility.

Our variable rate indebtedness subjects us to interest rate risk which could cause our indebtedness service obligations to increase significantly.

Borrowings under the ABL Facility are at variable rates of interest and will expose us to interest rate risk. If interest rates increase if any amount is owed under the ABL Facility, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net earnings and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Further, we may not decide, or be able, to hedge all or any portion of the risk.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and derivative financial instruments depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the future amounts due on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service and derivative financial instrument obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service and derivative financial instrument obligations. The credit agreement that governs the ABL Facility, the indenture that governs the First-Lien Notes and the indenture that governs the Second-Lien Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service and derivative financial instrument obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt and derivative financial instrument obligations, or to refinance indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, financial position and results of operations, and our ability to satisfy such obligations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the First-Lien Notes and Second-Lien Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility could terminate their commitments to loan money and our secured lenders, including under the ABL Facility, could foreclose on or exercise other remedies against the assets securing such borrowings on a basis senior to the First-Lien Notes and we could be forced into bankruptcy, liquidation or other insolvency proceedings.

Risks Relating to Our Shares

An active public market for the Shares has not yet been developed.

On June 14, 2011 our Class C voting shares and our Class NC variable voting shares (“Shares”) began trading on the Toronto Stock Exchange. An active public market for the Shares has not yet developed and, if developed, may not be sustained. If an active public market does not develop, the liquidity of an investment in our Shares may be limited.

Volatile market price for the Shares.

The market price for the Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in estimates of future results of operations by ourselves or securities research analysts;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to us;

•	addition or departure of our executive officers and other key personnel;

•	release or other transfer restrictions on outstanding Shares;

•	sales or perceived sales of additional Shares;

•	our dual class share structure;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving ourselves or our competitors; and

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Shares by those institutions, which could adversely affect the trading price of the Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Shares may be adversely affected.

We have a dual class share structure.

Our authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Voting Shares may only be beneficially owned and controlled, directly and indirectly, by persons that are not Non-Canadians. An outstanding Variable Voting Share will be converted into one Voting Share, automatically and without any further act of ourselves or the holder, if such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, by one or more Non-Canadians. In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis. Given these conversion features and the fact that we will not know whether a purchaser of Variable Voting Shares is not a Non-Canadian unless such person completes a declaration provided by our transfer agent from time to time, the transfer agent’s records of the amount of Voting Shares and Variable Voting Shares outstanding at any one time may not be accurate. As we believe that the issued and outstanding Variable Voting Shares as at August 31, 2012 represent more than 97% of the outstanding Shares, if a person who is not a Non-Canadian acquires Variable Voting Shares such Shares would automatically convert into a larger percentage of the outstanding Voting Shares. In certain circumstances, such an acquisition may constitute an indirect take-over bid under applicable securities laws and require the offeror to make a formal take-over bid for the outstanding Voting Shares or, alternatively, rely on certain exemptions from the formal take-over bid requirements under applicable securities laws. Purchasers of our Shares should consider applicable take-over bid laws as well as the Postmedia Rights Plan prior to purchasing Shares that may represent more than 20% of any class. For purposes of determining beneficial ownership under the Postmedia Rights Plan, Variable Voting Shares beneficially owned or controlled by a person or subject of Canada are deemed to also include the Voting Shares into which such Variable Voting Shares could be converted. In addition, one class of Shares may be less liquid than the other and the classes of shares may have different trading prices.

Postmedia Network Canada Corp. is a holding company.

Postmedia Network Canada Corp. (“PNCC”) is a holding company and a substantial portion of its assets are the capital stock of its subsidiary, Postmedia Network Inc. (“PMNI”). As a result, investors in PNCC are subject to the risks attributable to PMNI. As a holding company, PNCC conducts substantially all of its business through PMNI, which generates substantially all of its revenues. Consequently, PNCC’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of PMNI and the distribution of those earnings to PNCC. The ability of PMNI to pay dividends and other distributions will depend on its operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained, and contractual restrictions contained in the instruments governing its debt. In the event of a bankruptcy, liquidation or reorganization of PMNI, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to PNCC.

Future sales of Shares by directors and executive officers.

Subject to compliance with applicable securities laws, officers and directors and their affiliates may sell some or all of their Shares in the future. No prediction can be made as to the effect, if any, such future sales of Shares will have on the market price of the Shares prevailing from time to time. However, the future sale of a substantial number of Shares by our officers and directors and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the Shares.

Dilution and future sales of Shares may occur.

Our articles permit the issuance of an unlimited number of Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Our directors have the discretion to determine the price and the terms of issue of further issuances of Shares.

Internal Controls

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the Company’s CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO of the Company have evaluated the effectiveness of the Company’s internal controls over financial reporting during the year ended August 31, 2012.  Based on this evaluation, the CEO and CFO concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at August 31, 2012.  The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the three months and year ended August 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes identified during their evaluation. Furthermore, the Company has determined that there has been no material change in internal controls over financial reporting as a result of the adoption of IFRS.

Share Capital

As at October 23, 2012 we had the following number of shares and options outstanding:

Class C voting shares	1,302,630
Class NC variable voting shares	39,020,540
Total shares outstanding	40,323,170

Total options and restricted share units outstanding (1)	2,080,000

(1) The total options and restricted share units outstanding are convertible into 2.0 million Class C voting shares and 0.1 million Class NC variable voting shares.  The total options and restricted share units outstanding include 1.1 million options that are vested and 1.0 million options that are unvested.